UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 8-K/A
                                 AMENDMENT NO. 1


              CURRENT REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

       Date of report (Date of earliest event reported): December 22, 2014

                                 T-REX OIL, INC.

                          Formerly Rancher Energy Corp.
                              ---------------------
             (Exact name of Registrant as specified in its charter)

         Colorado                      000-51425                  98-0422451
----------------------------     ----------------------     --------------------
(State or other jurisdiction    (Commission File Number)       (IRS Employer
of  incorporation)                                           Identification No.)


                  520 Zang St., Suite 250, Broomfield, CO 80021
               --------------------------------------------------
                    (Address of principal executive offices)


                                 (720) 502-4483
        -----------------------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:


[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR
    230.425)

[ ] Soliciting  material  pursuant to Rule 14a-12 under the Exchange Act (17 CFR
    240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange
    Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange
    Act (17 CFR 240.13e-4(c))

                                EXPLANATORY NOTE

T-REX OIL, INC. (THE "COMPANY") IS FILING THIS AMENDMENT NO. 1 TO ITS FORM 8K12G3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 22, 2014 FOR THE PURPOSE OF REVISING ITEM 1.01 - ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT, ITEM 2.01 - COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS, ITEM
3.02 UNREGISTERED SALES OF EQUITY SECURITIES, ITEM 5.01 CHANGES IN CONTROL OF REGISTRANT, ITEM 5.02 DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS AND ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS TO AMEND PRO FORMA FINANCIAL STATEMENTS.


                SECTION 1 - REGISTRANT'S BUSINESS AND OPERATIONS

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT
----------------------------------------------------

On December 22, 2014, T-Rex Oil, Inc. ("the Company" or "T-Rex") acquired 100% of the stock of Terex Energy Corp. ("Terex") after agreeing to exchange 7,385,700 shares with the Terex shareholders. The shares are exchanged on a one for one basis. Pursuant to the Exchange Agreements, the Company agreed to issue shares of its restricted common stock for 100% of the issued and outstanding common stock of Terex. As a result, Terex will be a wholly owned subsidiary of the Company.

Prior to the exchange of shares, Terex owned 371,003 shares of common stock of the Company. These shares of T-Rex were surrendered and cancelled. The officers and directors of the Company remain the officers and directors post-acquisition. At the time of the acquisition, Donald Walford and Martin Gottlob, were officers and directors of Company, and were and are officers, directors, and major (control) shareholders of Terex.


                        SECTION 2 - FINANCIAL INFORMATION

ITEM 2.01 - COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS
--------------------------------------------------------------

Completion of Acquisition of Terex Energy Corp.

On December 22, 2014, T-Rex Oil, Inc. acquired 100% control of Terex Energy Corp. after agreeing to exchanging 7,385,700 shares with the Terex shareholders. The shares are exchanged on a one for one basis. Pursuant to the Exchange Agreements, the Company agreed to issue shares of its restricted common stock for 100% of the issued and outstanding common stock of Terex. As a result, Terex will be a wholly owned subsidiary of the Company.

In addition to the exchange of common stock, the Company exchanged on a one for one basis the following outstanding equity shares or options and warrants with those of its own. The table below sets forth the equity that is being exchanged.

     Type of Equity       Terex Balance         Issued by T-Rex
--------------------- --------------------- ----------------------
Options (1)                   900,000               900,000
Warrants (2)                  800,000               800,000
---------------------

(1) The Options, subject to vesting, have an exercise price of $0.10 per share and a term of 3 years.
(2) The Warrants, subject to vesting, have an exercise price of $1.00 per share and a term of 3 years.

On August 19, 2014, the Company entered into a Securities Purchase Agreement with Terex in which it sold 129,851,356 pre-reverse shares of its restricted common stock to Terex for $1,300,000 in cash. Concurrently, two members of the Board of Directors of the Company resigned, and two new members of the Board of Directors were appointed who were members of the Board of Directors and officers of Terex prior to the Agreement. As a result of this transaction, Terex became the majority shareholder of the Company, owning 52% of the issued and outstanding shares of the Company's common stock as well as controlling the Company's operations. Prior to this Securities Purchase Agreement, Terex owned no shares of the Company's 119,862,791 issued and outstanding pre-reverse shares of common stock nor was any member of the Board of Directors or officer of Terex a part of the Board of Directors or management of the Company.

Prior to the exchange of shares, Terex owned 371,003 shares of common stock of the Company. These shares of T-Rex were surrendered and cancelled as of date hereof. The officers and directors of the Company remain the officers and directors post-acquisition. At the time of the acquisition, Donald Walford and Martin Gottlob, were officers and directors of Company, and were and are officers, directors, and major (control) shareholders of Terex.


                              BUSINESS DESCRIPTION

T-Rex Oil, Inc. ("We," "Us," "Our") was organized under the laws of the State of Nevada as Rancher Energy Corp. We merged into our wholly owned subsidiary, T-Rex Oil, Inc., a Colorado corporation, to redomicile to Colorado as a Colorado Corporation. Effective October 29, 2014, we amended our Articles of Incorporation to change our name to T-Rex Oil, Inc. and to authorize 50,000,000 shares of preferred stock in addition to our common stock. On October 8, 2014, an amendment to the Articles of Incorporation was filed in order to authorize a reverse split of the common stock, issued and outstanding, on a one (1) new share for three hundred fifty (350) old shares basis, with fractional shares being redeemed in cash. The Financial Industry Regulatory Authority approved the amendment, effective October 29, 2014. We are engaged in the acquisition, exploration, and if warranted, development of oil and gas prospects in the Rocky Mountain and Mid Continent regions.

Prior to August 2014, we had minimal operations that were focused mainly on administrative activities, the identification of potential oil and gas prospects, and one prospect participation in Colorado that was rescinded in June 2014. On December 22, 2014, we acquired 100% of the issued and outstanding common stock of Terex Energy Corp., Inc. ("Terex") pursuant to Exchange Agreements with the shareholders of Terex Energy Corp.

On August 19, 2014, prior to entering into the Agreement, Terex had purchased 371,003 shares (adjusted for reverse split) from us. After such purchase, Terex held approximately 52% of the issued and outstanding common stock of the Company.

EXCHANGE AGREEMENTS

On December 22, 2014, we entered into the Exchange Agreements with the Terex shareholders for 100% of the shares of Terex. Pursuant to the Exchange Agreements, we agreed to issue 7,385,700 shares of our restricted common stock for 100% of the issued and outstanding common stock of Terex. The shares are to be exchanged on a one for one basis. As a result, Terex became a wholly-owned subsidiary of the Company.

The effective date of the acquisition was December 22, 2014, with T-Rex being the legal acquirer. However, since T-Rex is a public company, which had nominal activity, the acquisition was treated as a recapitalization of Terex. Though T-Rex was the legal acquirer in the acquistion, Terex was the accounting acquirer since its shareholders gained control of T-Rex. Therefore at the date of the acquisition the historical financial statements of Terex became those of T-Rex. As a result, the historical financial statements of Terex supersede any prior financial statements of T-Rex.

TEREX

Terex was incorporated in the State of Colorado in February 2014 and is headquartered in Denver, Colorado. Terex has interests in oil and gas properties. Terex acquired interests in several prospects and projects discussed hereafter.

Terex intends to strive to be a low cost and effective producer of hydrocarbons and intends to develop the business model and corporate strategy as discussed herein.

The Company's approach to lease acquisition, development and production is founded on the discipline of acquiring leases in areas of proven production. In most cases the leases that are under consideration have at one time contained producing oil or gas wells have had offset production and currently have production or shut-in wells that are viable for work over and or re-completion.

This managed risk approach greatly reduces the risk normally associated with oil and gas development. There are hundreds of wells in our area of interest that meet these criteria. In many instances, the wells were shut-in during a period of declining oil and gas prices and in most cases are ideal for our business model. Our business model is simple; strict adherence to lease acquisition surrounded by proven production, offering well workovers, re-completion, and enhanced oil recovery opportunities in the known producing formations, with long term production potential at a low cost of development, maintenance, and operation. The Company is NOT an exploration company, per se, rather it seeks leases with discovered oil and gas with current or prior production.

One strategy that has grown in prominence and application with respect to petroleum is to use a development program approach. We describe our development plan approach as a set of techniques utilizing the injection of specific fluids such as: water, steam, natural gas, carbon dioxide, nitrogen, and various chemicals and surfactants intended to increase the amount of oil that can ultimately be extracted from any oil field. Many oil exploration and production companies are using development program approaches to maximize the potential of old oil fields.

Our business operations are in the development, production, and low risk exploration of oil and gas including unconventional natural gas, in the Rocky Mountain region of the continental United States; specifically, in the Rocky Mountain area of Utah, Colorado, Wyoming and Kansas.

CORPORATE STRATEGY

Our corporate strategy in developing our operations and evaluating potential acquisitions is as follows.

PURSUE CONCURRENT DEVELOPMENT OF OUR CORE AREA OF THE ROCKY MOUNTAINS.

We plan to spend up to $10,000,000 on acquisition, drilling, re-completion, and development programs in 2015. We plan to raise these funds in Private Placements of Common Stock, Preferred Stock and/or convertible debt. Many of our targeted prospects are in reservoirs that have demonstrated predictable geologic attributes and consistent reservoir characteristics, which typically lead to more repeatable drilling and re-completion results than those achieved through wildcats.

ACHIEVE CONSISTENT RESERVE GROWTH THROUGH REPEATABLE DEVELOPMENT

We intend to achieve consistent reserve growth over the next four years through a combination of acquisitions and drilling. In 2015, we intend to continue to focus on acquisition, drilling, re-completion and development programs. We anticipate that the majority of future reserve and production growth will come through the acquisition of production, the execution of our drilling and re-completion program, enhanced oil recovery in old reservoirs and on development activities on prospects of which we are aware, which include proved and unproved locations. Our targets generally will consist of locations in fields that demonstrate low variance in well performance, which leads to predictable and repeatable field development.

Our reserve estimates, if any, may change continuously and we intend to evaluate such reserve estimates internally on a frequent basis--quarterly if warranted--with independent engineering evaluation on an annual basis. Deviations in the market prices of both crude oil and natural gas and the effects of acquisitions, dispositions, development and any successful exploration activities may have a significant effect on the quantities and future values of our reserves, if any.

MAINTAIN HIGH PERCENTAGE OWNERSHIP AND OPERATIONAL CONTROL OVER OUR ASSET BASE

We intend to retain a high degree of operational control over our asset base, through a high average Working Interest or acting as the operator in our areas of significant activity. This is designed to provide us with controlling interests in a multi-year inventory of drilling locations, positioning us for reserve and production growth through our drilling operations. We plan to control the timing, level and allocation of our drilling capital expenditures and the technology and methods utilized in the planning, drilling and completion process on related targets. We believe this flexibility to opportunistically pursue low risk exploration and development projects relating to selected prospects may provide us with a meaningful competitive advantage.

ACQUIRE AND MAINTAIN ACREAGE POSITIONS IN HIGH POTENTIAL RESOURCE PLAYS

We believe that our intended acquisition and development in known production prospects in the Rockies should be supplemented with exploratory efforts that may lead to new discoveries in the future. We intend to continually evaluate our opportunities and pursue potential opportunities that take advantage of our strengths. We are examining potential prospects in such areas as Utah, Colorado and Wyoming, which have gained substantial interest within the exploration and production sector due to their relatively under-explored nature and the potential for meaningful hydrocarbon recoveries. There are other mid-size and large independent exploration and production companies conducting drilling activities in these plays.

PURSUE A DISCIPLINED ACQUISITION STRATEGY IN OUR CORE AREAS OF OPERATION

We intend to also focus on growing through targeted acquisitions. Although drilling prospects may provide us with the opportunity to grow reserves and production without acquisitions, we continue to evaluate acquisition opportunities, primarily in our core areas of operation.

EXPERIENCED MANAGEMENT AND OPERATIONAL TEAM WITH ADVANCED EXPLORATION AND DEVELOPMENT TECHNOLOGY

Our senior management team has over 75 years of experience in the oil and gas industry, and has a proven track record of creating value both organically and through strategic acquisitions. Our management intends to utilize the best available and fit-for-purpose technology, sophisticated geologic and 3-D seismic models to enhance predictability and reproducibility over significantly larger areas than historically possible. We also intend to utilize state-of-the art drilling and completion technology, as well as multi-zone, multi-stage artificial stimulation ("frac") technology in completing wells to substantially increase near-term production, resulting in faster payback periods and higher rates of return and present values. Our team has successfully applied these techniques, normally associated with completions in the most advanced Rocky Mountain crude oil and natural gas fields, to improve initial and ultimate production and returns, in other companies.

                              OIL AND GAS PROJECTS

Our initial project participation is in the Covenant Overthrust area of Utah. Utah has long been known to contain petroleum and natural gas and has established itself as a petroleum production discovery area in the United States.

DESCRIPTION OF PROPERTIES/ASSETS/OIL AND GAS PROSPECTS

        ------- ------------------------- ------------------------------
        (a)     Real Estate.              None.
        ------- ------------------------- ------------------------------
        (b)     Title to properties.      None.
        ------- ------------------------- ------------------------------
        (c)     Oil and Gas Properties.
        ------- ------------------------- ------------------------------

As is customary in the oil and natural gas industry, we generally conduct a preliminary title examination prior to the acquisition of properties or leasehold interests. Prior to commencement of operations on such acreage, a thorough title examination will usually be conducted and any significant defects will be remedied before proceeding with operations. We believe the title to our leasehold properties is good, defensible and customary with practices in the oil and natural gas industry, subject to such exceptions that we believe do not materially detract from the use of such properties. With respect to our properties of which we are not the record owner, we rely instead on contracts with the owner or operator of the property or assignment of leases, pursuant to which, among other things, we generally have the right to have our interest placed on record.

Our properties are generally subject to royalty, overriding royalty and other interests customary in the industry, liens incident to agreements, current taxes and other burdens, minor encumbrances, easements and restrictions. We do not believe any of these burdens will materially interfere with our use of these properties.

SUMMARY OF OIL AND NATURAL GAS RESERVES

PROVED RESERVES - NONE

The following table sets forth our estimated net proved reserves as of December 2014.

-------------------------------------------- --------------------------------
                                                        RESERVES
-------------------------------------------- --------------------------------
ESTIMATED PROVED RESERVES DATA:              OIL            NATURAL GAS
                                             (MBBLS)        (MMSCF)
-------------------------------------------- -------------- -----------------
Proved developed reserves                    0              0
-------------------------------------------- -------------- -----------------
Proved undeveloped reserves                  0              0
-------------------------------------------- -------------- -----------------
Total proved reserves                        0              0
-------------------------------------------- -------------- -----------------

Estimates of proved developed and undeveloped reserves are inherently imprecise and are continually subject to revision based on production history, results of additional exploration and development, price changes and other factors. See "Qualifications of Technical Persons and Internal Controls Over Reserves Estimation Process."

PROVED UNDEVELOPED RESERVES - NONE

Our proved undeveloped reserves at December 31, 2014 were no oil and no natural gas reserves.

QUALIFICATIONS   OF  TECHNICAL  PERSONS  AND  INTERNAL  CONTROLS  OVER  RESERVES
ESTIMATION PROCESS

Estimates of oil and natural gas reserves are projections based on a process involving an independent third party engineering firm's collection of all required geologic, geophysical, engineering and economic data, and such firm's complete external preparation of all required estimates and are forward-looking in nature. These reports rely upon various assumptions, including assumptions required by the SEC, such as constant oil and natural gas prices, operating expenses and future capital costs. The process also requires assumptions relating to availability of funds and timing of capital expenditures for development of our proved undeveloped reserves. These reports should not be construed as the current market value of our reserves. The process of estimating oil and natural gas reserves is also dependent on geological, engineering and economic data for each reservoir. Because of the uncertainties inherent in the interpretation of this data, we cannot be certain that the reserves will ultimately be realized. Our actual results could differ materially.

Under SEC rules, proved reserves are those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. The term "reasonable certainty" implies a high degree of confidence that the quantities of oil and/or natural gas actually recovered will equal or exceed the estimate. The technologies and economic data used in the estimation of our proved reserves include, but are not limited to, well logs, geologic maps and available downhole and production data, seismic data and well test data.

SUMMARY OF OIL AND NATURAL GAS PROPERTIES AND PROJECTS

PRODUCTION, PRICE AND COST HISTORY

The following table presents net production sold, average sales prices and production costs and expenses for the year ended December 31, 2014. The Company did not have any activities that resulted in production or sales during the year 2014. During the year ended December 2014, the Company did not have any production of or sales of natural gas.

----------------------------------------------------------- -- -----------------
Revenue
----------------------------------------------------------- -- -----------------
  Oil sales                                                                  $0
----------------------------------------------------------- -- -----------------
Net production sold
----------------------------------------------------------- -- -----------------
  Oil (Bbl)                                                                  $0
----------------------------------------------------------- -- -----------------
Average sales prices
----------------------------------------------------------- -- -----------------
 Oil ($/Bbl)                                                                 $0
----------------------------------------------------------- -- -----------------
Costs and expenses (per Bbl)
----------------------------------------------------------- -- -----------------
 Lease operating expenses                                                    $0
----------------------------------------------------------- -- -----------------
 Transportation and marketing expenses                                       $0
----------------------------------------------------------- -- -----------------

DEVELOPED AND UNDEVELOPED ACREAGE

The following table presents our total gross and net developed and undeveloped acreage by region as of December 31, 2014:

--------------------- ------------------------------- ------------------------------- ---------------- ---------------
                             Developed Acres                Undeveloped Acres         Working          Net Revenue
                                                                                      Interest         Interest
--------------------- ------------------------------- ------------------------------- ---------------- ---------------
                      Gross (1)       Net(2)          Gross            Net            Net (%)          Net (%)
--------------------- --------------- --------------- ---------------- -------------- ---------------- ---------------
Covenant Mondo                                        3,995            558            14% (3)          10.78%
--------------------- --------------- --------------- ---------------- -------------- ---------------- ---------------
Cole Creek (Shannon                                   4,000            2,039          50.975%
formation Only (4))
--------------------- --------------- --------------- ---------------- -------------- ---------------- ---------------
Burke Ranch           1,467.64        1,163.1         2,237            1,789.60       80%
--------------------- --------------- --------------- ---------------- -------------- ---------------- ---------------
Sioux County                                          252.17           249.08         91.54%           72.39%
Nebraska
--------------------- --------------- --------------- ---------------- -------------- ---------------- ---------------
Total                 1,467.64        1,163.1         14,484.17        4,635.68
--------------------- --------------- --------------- ---------------- -------------- ---------------- ---------------

(1) "Gross" means the total number of acres in which we have a working interest.
(2) "Net" means the sum of the fractional working interests that we own in gross acres.
(3) The working interest after tanks are constructed will be 11.6667% or approximately 465 acres.
(4)  Farmout

PRODUCTIVE WELLS

The following table presents the total gross and net productive wells by area and by oil or natural gas completion as of December 31, 2014:

                        Oil Wells               Natural Gas Wells
                        ----------------------- --------------------------
                        Gross (1)    Net(2)     Gross(1)     Net % (2)
                        ------------ ---------- ------------ -------------
Covenant Mondo          0            0          0            0%
Cole Creek              0            0          0            0%
Burke Ranch             5            5          0            0%
Sioux County Nebraska   2            .65        0            0%
                        ============ ========== ============ =============
Total                   7            5.65       0            0%
                        ============ ========== ============ =============

(1) "Gross" means the total number of wells in which we have a working interest.
(2) "Net" means the sum of the fractional working interest that we own in gross wells.

DRILLING ACTIVITY

The Company's operational activities are focused on re-work of existing wells and fields, for production purposes, and minority drilling participation to minimize risk.

At December 31, 2014, the Company had no wells being drilled.

Our oil and natural gas prospects are located in the Western US, Rocky Mountain Region.

The following is a description of our properties.

COMPANY PROJECTS AND MATERIAL AGREEMENT TERMS

1)   COVENANT MONDO
-------------------------------------

     We   agreed to:
     -    Participation in 3,986 net acres - 2 miles adjacent to Covenant Field
     -    Sevier County, Utah T22S-R1W - Overthrust Belt
     - (comment #8) Legal ownership interest: We own working interest in the oil and gas leases which comprise the Covenant Mondo Prospect, subject to participation/contribution requirements on a well by well basis. Well is expected to Spud in early March 2015.

     First Well:
     -    Working interest before tanks - 14%.
     -    Working interest after tanks - 11.6667%
     -    Net Revenue Interest - 8.9833%
     -    On same seismic and gravity data set as Covenant Field discovery.
     - Drilled a dry hole. Second well currently drilling. Expected to be 800' hi to live oil shows in offset well.
     - Navajo Sandstone - reservoir characteristics 12-15% Porosity, 100 mD permeability
     - Terex has paid for a 14.00% working interest in first two wells; spudded first in 2014, resulted in a dry hole.

2)       WATER DISPOSAL FACILITY
-------------------------------------

     -    Sioux County, Nebraska, T25N-R56W Sec. 13
     - Legal ownership interest: Terex purchased 100% of the rights, title and interests to the properties located in Sioux County, Nebraska. 240 acres
     - Letter of Intent subject to permitting for purchase of a well with 7 inch casing for a water disposal well.
     - Current rates for water disposal are $1.65 per barrel. Disposal demand is very high.
     - State of Nebraska - Approval from state of Nebraska for water disposal well expected March 2015.
     -    Surface use agreement negotiated for 5.00% royalty, 95% LNRI.
     -    Potential injection rates up to 15,000 BWPD.

3)       COLE CREEK FIELD
-------------------------------------

     - Cole Creek Field located in SW margin of Powder River Basin, Natrona and Converse Counties, WY. Shannon sand reservoir is one of the main oil producing formations in the field.
     - Legal ownership interest: Farmout Limited to one zone - Shannon Leases are held by production to other producers. We agreed to drill two Shannon Formation wells in the prospect area of the Cole Creek Unit under a Farmout Agreement within 24 months of September 30, 2014.
     - There are up to 7 undrilled Shannon locations on the periphery of the field.
     - Red Hawk owns 50.9% of the field and farmed out interest to our company on a 90/10 basis for 750,000 shares stock, 77% Net Revenue Interest
     -    Alpha Development owns 17.5% and Slawson owns 31.6% working interests.

4)   DEVELOPMENT OIL WELL PROSPECT
-------------------------------------

     -    We acquired 240 acres, Sioux County, Nebraska, T25N-R55W
     - Purchase of a producing oil well, that when initially drilled tested 24-30 BOPH from two different stratigraphic horizons. The well produced 30,000 barrels of oil and still produces intermittently. The prospect is for two wells to be located in an updip direction structurally from the prior well that flowtested 720 BOPD from the Virgil Formation.
     - The formation was damaged in the drilling and completion stages, and only produced a fraction of what it tested for.
     - We have designed a drilling and completion program to prevent this formation damage from occurring.
     - Executed Purchase and Sale for purchased 100% working interest and 75% NRI in the well and key acreage for $50,000 and 400,000 options @ $0.25 expiring September 30, 2017.

5)   BURKE RANCH UNIT
-------------------------------------

     -    Natrona County, Wyoming
     -    Dakota CUM Production = 5,551,000 BO to date - not currently producing
     - Additional development locations can be drilled on 40 acre spacing (It has been developed on 80 acre spacing) and management believes downspacing represents significant potential upside.
     - Mapped structural anomalies in the Tensleep and Frontier Formations represent additional exploration targets with potential reserves.
     - Terex purchased Burke Ranch Unit for $400,000 and 400,000 shares of restricted common stock.
     -    Legal Ownership Interest: assignment of Unit/Leases
     -    Working  interest inside the Unit - 100% - 1467.64 gross acres - (Unit
          HBP) Shut In
     -    NRI inside the Unit - 79.25%
     - Working interest outside the Unit - 100% - 2917.02 gross acres - Various leases with terms expiring 1 to 3 years with renewal options
     -    NRI outside the Unit - 80%
     -    Total Acres - 4821.88 gross

6)   NIOBRARA/CODELL ACREAGE
-------------------------------------

     -    Legal ownership interest: none - prospects being sought
     - Participation in Wattenberg Niobrara/Codell acreage that is in the heart of the known thermally mature Niobrara/Codell productive trend. The acreage has significant Niobrara and Codell potential, with 8-16 horizontal wells per section likely, surrounding local oil field development has demonstrated. Local wells

7)   MILLER PROSPECT (SUBJECT TO PARTICIPATION AGREEMENT)
---------------------------------------------------------

     - An agreement to participate in the drilling of two development wells in Kimball County, Nebraska. One offsets a J Sand Field that has produced oil and the other offsets several D Sand producers in an updip direction. Management believes the prospect represents low risk development wells in a prolific area of the DJ Basin. (40 Acres)
     -    Legal ownership interest:
          Under the Participation Agreement we may earn as follows:
     -    Working Interest D Sand 100%
     -    Net Revenue Interest D Sand 87.5% - Working Interest J Sand 10%
     -    Net Revenue Interest to be earned by participation - J Sand 80%

                  COMPETITION, MARKETS, REGULATION AND TAXATION

COMPETITION.

There are a large number of companies and individuals engaged in the exploration for minerals and oil and gas; accordingly, there is a high degree of competition for desirable properties. Almost all of the companies and individuals so engaged have substantially greater technical and financial resources than we do.

MARKETS.

The availability of a ready market for oil and gas discovered, if any, will depend on numerous factors beyond our control, including the proximity and capacity of refineries, pipelines, and the effect of state regulation of production and of federal regulations of products sold in interstate commerce, and recent intrastate sales. The market price of oil and gas are volatile and beyond our control. The market for natural gas is also unsettled, and gas prices have increased dramatically in the past four years with substantial fluctuation, seasonally and annually.

There generally are only a limited number of gas transmission companies with existing pipelines in the vicinity of a gas well or wells. In the event that producing gas properties are not subject to purchase contracts or that any such contracts terminate and other parties do not purchase our gas production, there is no assurance that we will be able to enter into purchase contracts with any transmission companies or other purchasers of natural gas and there can be no assurance regarding the price which such purchasers would be willing to pay for such gas. There presently exists an oversupply of gas in the certain areas of the marketplace due to pipeline capacity, the extent and duration of which is not known. Such oversupply may result in restrictions of purchases by principal gas pipeline purchasers.

EFFECT OF CHANGING INDUSTRY CONDITIONS ON DRILLING ACTIVITY.

Lower oil and gas prices have caused a decline in drilling activity in the U.S. from time to time. However, such reduced activity has also resulted in a decline in drilling costs, lease acquisition costs and equipment costs, and an improvement in the terms under which drilling prospects are generally available. We cannot predict what oil and gas prices will be in the future and what effect those prices may have on drilling activity in general, or on our ability to generate economic drilling prospects and to raise the necessary funds with which to drill them.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL CONSIDERATION.

Oil and Gas: The oil and gas business in the United States is subject to regulation by both federal and state authorities, particularly with respect to pricing, allowable rates of production, marketing and environmental matters.

The production of crude oil and gas has, in recent years, been the subject of increasing state and federal controls. No assurance can be given that newly imposed or changed federal laws will not adversely affect the economic viability of any oil and gas properties we may acquire in the future. Federal income and "windfall profit" taxes have in the past affected the economic viability of such properties.

The above paragraphs only give a brief overview of potential state and federal regulations. Because we have only acquired specific properties, and because of the wide range of activities in which we may participate, it is impossible to set forth in detail the potential impact federal and state regulations may have on us.

COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS.

Our operations are subject to local, state and federal laws and regulations governing environmental quality and pollution control. To date our compliance with these regulations has had no material effect on our operations, capital, earnings, or competitive position, and the cost of such compliance has not been material. We are unable to assess or predict at this time what effect additional regulations or legislation could have on our activities.

THE DEPARTMENT OF ENERGY.

The Department of Energy Organization Act (Pub. L. No. 95-91) became effective October 1, 1977. Under this Act various agencies, including the Federal Energy Administration (FEA) and the Federal Power Commission (FPC), have been consolidated to constitute the cabinet-level Department of Energy (DOE). The Economic Regulatory Administration (ERA), a semi-independent administration within the DOE, now administers most of the regulatory programs formerly managed by the FEA, including oil pricing and allocation. The Federal Energy Regulatory Commission (FERC), an independent agency within the DOE, has assumed the FPC's responsibility for natural gas regulation.

REGULATION AND PRICING OF NATURAL GAS.

Our operations may be subject to the jurisdiction of the Federal Energy Regulatory Commission (FERC) with respect to the sale of natural gas for resale in interstate and intrastate commerce. State regulatory agencies may exercise or attempt to exercise similar powers with respect to intrastate sales of gas.
Because of its complexity and broad scope, the price impact of future legislation on the operation of us cannot be determined at this time.

CRUDE OIL AND NATURAL GAS LIQUIDS PRICE AND ALLOCATION REGULATION.

Pursuant to Executive Order Number 12287, issued January 28, 1981, President Reagan lifted all existing federal price and allocation controls over the sale and distribution of crude oil and natural gas liquids. Executive Order Number 12287 was made effective as of January 28, 1981, and consequently, sales of crude oil and natural gas liquids after January 27, 1981 are free from federal regulation. The price for such sales and the supplier-purchaser relationship will be determined by private contract and prevailing market conditions. As a result of this action, oil which may be sold by us will be sold at deregulated or free market prices. At various times, certain groups have advocated the reestablishment of regulations and control on the sale of domestic oil and gas.

STATE REGULATIONS.

Our production of oil and gas, if any, will be subject to regulation by state regulatory authorities in the states in which we may produce oil and gas. In general, these regulatory authorities are empowered to make and enforce regulations to prevent waste of oil and gas and to protect correlative rights and opportunities to produce oil and gas as between owners of a common reservoir. Some regulatory authorities may also regulate the amount of oil and gas produced by assigning allowable rates of production.

PROPOSED LEGISLATION.

A number of legislative proposals have been and probably will continue to be introduced in Congress and in the legislatures of various states, which, if enacted, would significantly affect the petroleum industries. Such proposals and executive actions involve, among other things, the imposition of land use controls such as prohibiting drilling activities on certain federal and state lands in roadless wilderness areas. At present, it is impossible to predict what proposals, if any, will actually be enacted by Congress or the various state legislatures and what effect, if any, such proposals will have. However, President Clinton's establishment of numerous National Monuments by executive order has had the effect of precluding drilling across vast areas of the Rocky Mountain West.

ENVIRONMENTAL LAWS.

Oil and gas exploration and development are specifically subject to existing federal and state laws and regulations governing environmental quality and pollution control. Such laws and regulations may substantially increase the costs of exploring for, developing, or producing oil and gas and may prevent or delay the commencement or continuation of a given operation.

All of our operations involving the exploration for or the production of any minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of stream and fresh water sources, odor, noise, dust, and other environmental protection controls adopted by federal, state and local governmental authorities as well as the right of adjoining property owners. We may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of minerals may have upon the environment. All requirements imposed by any such authorities may be costly, time consuming, and may delay commencement or continuation of exploration or production operations.

It may be anticipated that future legislation will significantly emphasize the protection of the environment, and that, as a consequence, our activities may be more closely regulated to further the cause of environmental protection. Such legislation, as well as future interpretation of existing laws, may require substantial increases in equipment and operating costs to us and delays, interruptions, or a termination of operations, the extent to which cannot now be predicted.

TITLE TO PROPERTIES.

We are not the record owner of our interest in our properties and rely instead on contracts with the owner or operator of the property, pursuant to which, among other things, we have the right to have our interest placed of record. As is customary in the oil and gas industry, a preliminary title examination will be conducted at the time unproved properties or interests are acquired by us. Prior to commencement of drilling operations on such acreage and prior to the acquisition of proved properties, we will conduct a title examination and attempt to remedy extremely significant defects before proceeding with operations or the acquisition of proved properties, as we may deem appropriate.

Our properties are subject to royalty, overriding royalty and other interests customary in the industry, liens incident to agreements, current taxes and other burdens, minor encumbrances, easements and restrictions. Although we are not aware of any material title defects or disputes with respect to its undeveloped acreage, to the extent such defects or disputes exist, we would suffer title failures.

BACKLOG OF ORDERS.

We currently have no orders for sales at this time.

GOVERNMENT CONTRACTS.

We have no government contracts.

COMPANY SPONSORED RESEARCH AND DEVELOPMENT.

We are not conducting any research.

NUMBER OF PERSONS EMPLOYED.

At closing, T-Rex had no full-time employees. After the transaction, T-Rex has 6 full-time employees. Donald Walford, Allen Heim and Jon Nicolaysen, officers and directors of T-Rex, have Employment Agreements (see Exhibits 10.11 through 10.14) with our subsidiary Terex. Martin Gottlob's Employment Agreement is with T-Rex Oil, Inc. All directors work 40 hours per week.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

Our Common Stock is presently traded on the over-the-counter market on the OTC Markets. On November 26, 2014 we began trading on the OTC Pink Sheets under the symbol "TRXO," prior to the Company's name change in October 2014, the Company's trading symbol was "RNCH."

The succession of the shares registered hereby could have a material negative effect on the market price for the stock.

RULES GOVERNING LOW-PRICE STOCKS THAT MAY AFFECT OUR SHAREHOLDERS' ABILITY TO RESELL SHARES OF OUR COMMON STOCK

Our stock is currently traded on the OTC Pink Sheets. Quotations on the OTC/BB reflect inter-dealer prices, without retail mark-up, markdown or commission and may not reflect actual transactions. Our common stock will be subject to certain rules adopted by the SEC that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are securities with a price of less than $5.00, other than securities registered on certain national exchanges or quoted on the Nasdaq system, provided that the exchange or system provides current price and volume information with respect to transaction in such securities. The additional sales practice and disclosure requirements imposed upon broker-dealers are and may discourage broker-dealers from effecting transactions in our shares which could severely limit the market liquidity of the shares and impede the sale of shares in the secondary market.

The penny stock rules require broker-dealers, prior to a transaction in a penny stock not otherwise exempt from the rules, to make a special suitability determination for the purchaser to receive the purchaser's written consent to the transaction prior to sale, to deliver standardized risk disclosure documents prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

HOLDERS

As of the date of this filing, we have 137 shareholders of record of our common stock. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least 6 months, is entitled to sell shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144.

DIVIDENDS

To date, we have not paid any dividends to shareholders. There are no restrictions which would limit our ability to pay dividends on common equity or that are likely to do so in the future. The Colorado Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend; we would not be able to pay our debts as they become due in the usual course of business; or our total assets would be less than the sum of the total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

LEGAL PROCEEDINGS

We are not a party to any pending legal proceedings, nor are we aware of any civil proceeding or government authority contemplating any legal proceeding since our emergence from Chapter 11 bankruptcy reorganization. One case is pending under the pre-bankruptcy action covered by insurance.


                               PLAN OF OPERATIONS

We have not recognized revenues from our operations during 2014. We have minimal capital, moderate cash. We are illiquid and need cash infusions from investors or shareholders to provide capital, or loans from any sources, none of which have been arranged nor assured.

We will need substantial additional capital to support our existing and proposed future energy operations. We have RECOGNIZED NO OPERATING revenues since bankruptcy emergence. We have NO committed source for any funds as of date here. No representation is made that any funds will be available when needed. In the event funds cannot be raised when needed, we may not be able to carry out our business plan, may never achieve sales or royalty income, and could fail in business as a result of these uncertainties.

Decisions regarding future participation in exploration wells or geophysical studies or other activities will be made on a case-by-case basis. We may, in any particular case, decide to participate or decline participation. If participating, we may pay our proportionate share of costs to maintain our proportionate interest through cash flow or debt or equity financing. If participation is declined, we may elect to farmout, non-consent, sell or otherwise negotiate a method of cost sharing in order to maintain some continuing interest in the prospect.

EXPECTED 2015 BUDGET - 12 MONTHS

Development of connection, rework, recompletion,             $2,500,000
Working Capital                                              $4,009,500
Acquisitions                                                 $2,000,000
General and Administrative Expenses:
  Legal and Accounting/Auditing                                $257,000
  Consulting                                                   $695,000
  Filing Fees (State, SEC, etc.)                                 $7,500
  Travel                                                        $60,000
  Interest                                                      $66,000
  Miscellaneous                                                $405,000
                                                    --------------------
TOTAL                                                       $10,000,000

The Company may change any or all of the budget categories in the execution of its business model. None of the line items are to be considered fixed or unchangeable. The Company may need substantial additional capital to support its budget. The Company has minimal revenues to date in the oil and gas exploration, development and production business.

We intend to conduct a Private Offering of shares of our restricted Common Stock for capital. We intend to raise up to $10,000,000 in the next twelve months with a structure not yet determined in debt or equity. We cannot give any assurances that we will be able to raise the full $10,000,000 to fund the budget. Further, we will need to raise additional funds to support not only our expected budget, but our continued operations. We cannot make any assurances that we will be able to raise such funds or whether we would be able to raise such funds with terms that are favorable to us.

Our plan of operations is as follows:

MILESTONES

--------------------------- ----------------------------------------------------
1st Quarter 2015            Continuation of Recompletion Operations; and Oversee
                            operations  of  Wyoming  oil  and  gas prospects.
--------------------------- ----------------------------------------------------
2rd Quarter 2015            Continuation of Recompletion Operations and
                            production operations and development of any new
                            oil and gas prospects
--------------------------- ----------------------------------------------------
3rd Quarter 2015            Continuation of Recompletion Operations; and
                            Expand operations of Wyoming oil and gas prospects.
--------------------------- ----------------------------------------------------
4th Quarter 2015            Continuation of Recompletion Operations and
                            production operations and development of any new
                            oil and gas prospects
--------------------------- ----------------------------------------------------

We will need substantial additional capital to support our proposed future energy operations. We have MINIMAL revenues. We have NO committed source for any funds as of date here. No representation is made that any funds will be available when needed. In the event funds cannot be raised when needed, we may not be able to carry out our business plan, may never achieve sales or royalty income, and could fail in business as a result of these uncertainties.

Decisions regarding future participation in exploration wells or geophysical studies or other activities will be made on a case-by-case basis. We may, in any particular case, decide to participate or decline participation. If participating, we may pay our proportionate share of costs to maintain our proportionate interest through cash flow or debt or equity financing. If participation is declined, we may elect to farmout, non-consent, sell or otherwise negotiate a method of cost sharing in order to maintain some continuing interest in the prospect.

OFF BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR AUDITED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED HEREIN. WE CAUTION READERS REGARDING CERTAIN FORWARD LOOKING STATEMENTS IN THE FOLLOWING DISCUSSION AND ELSEWHERE IN THIS REPORT AND IN ANY OTHER STATEMENT MADE BY, OR ON OUR BEHALF, WHETHER OR NOT IN FUTURE FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. FORWARD-LOOKING STATEMENTS ARE STATEMENTS NOT BASED ON HISTORICAL INFORMATION AND WHICH RELATE TO FUTURE OPERATIONS, STRATEGIES, FINANCIAL RESULTS OR OTHER DEVELOPMENTS. FORWARD LOOKING STATEMENTS ARE NECESSARILY BASED UPON ESTIMATES AND ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND OUR CONTROL AND MANY OF WHICH, WITH RESPECT TO FUTURE BUSINESS DECISIONS, ARE SUBJECT TO CHANGE. THESE UNCERTAINTIES AND CONTINGENCIES CAN AFFECT ACTUAL RESULTS AND COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON OUR BEHALF. WE DISCLAIM ANY OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS.

PLAN OF OPERATIONS

We have no revenues from our operations. We have minimal capital, moderate cash. We are illiquid and need cash infusions from investors or shareholders to provide capital, or loans from any sources, none of which have been arranged nor assured.

We will need substantial additional capital to support our existing and proposed future energy operations. We have only recognized minimal and sporadic revenues. We have no committed source for any funds as of date here. No representation is made that any funds will be available when needed. In the event funds cannot be raised when needed, we may not be able to carry out our business plan, may never achieve sales or royalty income, and could fail in business as a result of these uncertainties.

Decisions regarding future participation in exploration or other activities will be made on a case-by-case basis. We may, in any particular case, decide to participate or decline participation. If participating, we may pay our proportionate share of costs to maintain our proportionate interest through cash flow or debt or equity financing. If participation is declined, we may elect to farmout, non-consent, sell or otherwise negotiate a method of cost sharing in order to maintain some continuing interest in the prospect.

RESULTS OF OPERATIONS (as consolidated with Terex Energy Corp.)

FOR THE YEAR ENDED MARCH 31, 2014 COMPARED TO THE SAME YEAR ENDED MARCH 31, 2013

OVERVIEW. With respect to our operations, for the fiscal year ended March 31, 2014, we reported a net loss of $744,306 compared to a net loss of $214,631 for fiscal year ended March 31, 2013.

REVENUES. The Company had no revenues from operations during 2014 or 2013.The Company does not anticipate recognizing any revenues from its limited operations during the next 12 months.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for 2014 were $747,219 compared to $531,241 for 2013. The increase of $215,978 was primarily attributable to increase in legal and professional costs incurred in pursuing the business combination with PetroShare which was not completed.

INTEREST EXPENSE. There was no interest expense for 2014 compared to an interest credit of $47,236 for 2013 as a result of the Court rendering a determination of the amount of interest due on the notes and therefore the Company recording such adjustment.

INTEREST AND OTHER INCOME. Interest income for 2014 was $2,913 compared to other income of $350,494 for 2013. This decrease of $347,581 is primarily due to the CO2 supply agreement being terminated in December 2012.

REORGANIZATION EXPENSES. Reorganization items for 2014 were $0 as a result of the Company no longer being in bankruptcy compared to $47,274 for 2013.

LIQUIDITY

The report of our independent registered public accounting firm on the financial statements for the years ended March 31, 2014 and 2013 includes an explanatory paragraph relating to the uncertainty of our ability to continue as a going concern. We have incurred a cumulative net loss of approximately $91.9 million for the period from incorporation (February 4, 2004) to September 30, 2014.

We do not have any sources of revenue and our projected revenue is not sufficient to sustain our ongoing general and administrative costs. We had no operations as of April 1, 2012 and are not certain at the date of this filing whether there will be any during the 2015 fiscal year.

RESULTS OF OPERATIONS (Consolidated with Terex Energy Corp. for purposes of filing)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014, COMPARED TO THE SIX MONTHS ENDED SEPTEMBER 30, 2013

We have incurred operating losses for the six months ended September 30, 2014 of ($1,081,917) compared to $357,879) in losses for the same period in 2013. Loss per share was ($0) each period of which $1,053,282 in 2014 and $342,535 in 2013 were general and administrative, and $27,368 in 2014 were asset impairment. Our income was interest only at $488 in 2014 and $1,288 in 2013 for the period.

At September 30, 2014, on a consolidated basis, we had $2,607,886 in cash on hand. We had a total of $4,075,360 in assets at September 30, 2014 and current and total liabilities of $210,762 at September 30, 2014.

SHORT TERM

On a short-term basis, we have not generated any revenue or revenues sufficient to cover operations. Based on prior history, we will continue to have insufficient revenue to satisfy current and recurring liabilities as the Company continues exploration activities.

CAPITAL RESOURCES

The Company has only common stock as its capital resource.

We have no material commitments for capital expenditures within the next year, however if operations are commenced, substantial capital will be needed to pay for participation, investigation, exploration, acquisition and working capital.

NEED FOR ADDITIONAL FINANCING

We do not have capital sufficient to meet cash needs for any significant prospect rework program or participations. We will have to seek loans or equity placements to cover such cash needs. Once exploration commences, its needs for additional financing is likely to increase substantially.

No commitments to provide additional funds have been made by the Company's management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to us to allow us to cover the Company's expenses as they may be incurred.

The Company will need substantial additional capital to support its proposed future energy operations. We have MINIMAL revenues. The Company has NO committed source for any funds as of the date hereof. No representation is made that any funds will be available when needed. In the event funds cannot be raised when needed, we may not be able to carry out our business plan, may never achieve sales or royalty income, and could fail in business as a result of these uncertainties.

Decisions regarding future participation in exploration wells, workers' other activities will be made on a case-by-case basis. The Company may, in any particular case, decide to participate or decline participation. If participating, we may pay its proportionate share of costs to maintain the Company's proportionate interest through cash flow or debt or equity financing. If participation is declined, the Company may elect to farmout, non-consent, sell or otherwise negotiate a method of cost sharing in order to maintain some continuing interest in the prospect.

CRITICAL ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less and money market instruments to be cash equivalents.

OIL AND GAS PROPERTIES, FULL COST METHOD

The Company uses the full cost method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells used to find proved reserves, and to drill and equip development wells including directly related overhead costs and related asset retirement costs are capitalized.

Under this method, all costs, including internal costs directly related to acquisition, exploration and development activities are capitalized as oil and gas property costs. Properties not subject to amortization consist of exploration and development costs which are evaluated on a property-by-property basis. Amortization of these unproved property costs begins when the properties become proved or their values become impaired. The Company assesses the realization of unproved properties, taken as a whole, if any, on at least an annual basis or when there has been an indication that impairment in value may have occurred. Impairment of unproved properties is assessed based on management's intention with regard to future exploration and development of individually significant properties and the ability of the Company to obtain funds to finance such exploration and development. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

Costs of oil and gas properties will be amortized using the units of production method.

In applying the full cost method, the Company will perform an impairment test (ceiling test) at each reporting date, whereby the carrying value of property and equipment is compared to the "estimated present value," of its proved reserves discounted at a 10-percent interest rate of future net revenues, based on current economic and operating conditions, plus the cost of properties not being amortized, plus the lower of cost or fair market value of unproved properties included in costs being amortized, less the income tax effects related to book and tax basis differences of the properties. If capitalized costs exceed this limit, the excess is charged as an impairment expense.

REVENUE RECOGNITION

The Company recognizes revenue when it is earned and expenses are recognized when they occur.

                       RISK FACTORS RELATED TO OUR COMPANY

OUR BUSINESS HAS AN OPERATING HISTORY OF ONLY TWO YEARS AFTER BANKRUPTCY EMERGENCE AND IS UNPROVEN AND THEREFORE RISKY.

We propose operations under the business plan discussed herein. Potential investors should be made aware of the risk and difficulties encountered by a new enterprise in the oil and gas industry, especially in view of the intense competition from existing businesses in the industry.

WE HAVE A LACK OF REVENUE HISTORY AND HAVE A NO HISTORY OF SUCCESSFUL OPERATIONS AFTER BANKRUPTCY REORGANIZATION.

We are not profitable and the business effort is considered to be in an early stage of operations. We must be regarded as a new or development venture with all of the unforeseen costs, expenses, problems, risks and difficulties to which such ventures are subject.

WE ARE NOT DIVERSIFIED AND WE WILL BE DEPENDENT ON ONLY ONE BUSINESS.

Because of the limited financial resources that we have, it is unlikely that we will be able to diversify our operations. Our probable inability to diversify our activities into more than one area will subject us to economic fluctuations within the energy industry and therefore increase the risks associated with our operations due to lack of diversification.

WE CAN GIVE NO ASSURANCE OF SUCCESS OR PROFITABILITY TO OUR INVESTORS.

There is no assurance that we will ever operate profitably. There is no assurance that we will generate revenues or profits, or that the market price of our common stock will be increased thereby.

WE MAY HAVE A SHORTAGE OF WORKING CAPITAL IN THE FUTURE WHICH COULD JEOPARDIZE OUR ABILITY TO CARRY OUT OUR BUSINESS PLAN.

Our capital needs consist primarily of expenses related to geological evaluation, general and administrative and potential project participation and could exceed $10,000,000 in the next twelve months. Such funds are not currently committed to any project.

If we find oil and gas reserves to exist on a prospect we will need substantial additional financing to fund the necessary exploration and development work. Furthermore, if the results of that exploration and development work are successful, we will need substantial additional funds for continued development. We will need to obtain the necessary funds either through debt or equity financing, some form of cost-sharing arrangement with others, joint venture, or the sale of all or part of the prospects. There is no assurance that we will be successful in obtaining any financing. These various financing alternatives may dilute the interest of our shareholders and/or reduce our interest in the prospects.

WE WILL NEED ADDITIONAL FINANCING FOR WHICH WE HAVE NO COMMITMENTS, AND THIS MAY JEOPARDIZE EXECUTION OF OUR BUSINESS PLAN.

We have limited funds, and such funds may not be adequate to carry out the business plan in the oil and gas industry. Our ultimate success depends upon our ability to raise additional capital. We have not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If we need additional capital, we have no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to us. If not available, our operations will be limited to those that can be financed with our modest capital.

WE MAY IN THE FUTURE ISSUE MORE SHARES WHICH COULD CAUSE A LOSS OF CONTROL BY OUR PRESENT MANAGEMENT AND CURRENT STOCKHOLDERS.

We may issue further shares as consideration for the cash or assets or services out of our authorized but unissued common stock that would, upon issuance, represent a majority of the voting power and equity of our Company. The result of such an issuance would be those new stockholders and management would control our Company, and persons unknown could replace our management at this time. Such an occurrence would result in a greatly reduced percentage of ownership of our Company by our current shareholders, which could present significant risks to investors.

WE WILL DEPEND UPON MANAGEMENT BUT WE WILL HAVE LIMITED PARTICIPATION OF MANAGEMENT.

Our directors are also acting as our officers. We will be heavily dependent upon their skills, talents, and abilities, as well as several consultants to us, to implement our business plan, and may, from time to time, find that the inability of the officers, directors and consultants to devote their full-time attention to our business results in a delay in progress toward implementing our business plan. Consultants may be employed on a part-time basis under a contract to be determined.

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, our officers and directors may have potential conflicts including their time and efforts involved in participation with other business entities. Each officer and director of our business is engaged in business activities outside of our business, and the amount of time they devote as Officers and Directors, (See "Executive Team"). Because investors will not be able to manage our business, they should critically assess all of the information concerning our officers and directors.

We do not know of any reason other than outside business interests that would prevent them from devoting full-time to our Company, when the business may demand such full-time participation.

OUR OFFICERS AND DIRECTORS MAY HAVE CONFLICTS OF INTERESTS AS TO CORPORATE OPPORTUNITIES WHICH WE MAY NOT BE ABLE OR ALLOWED TO PARTICIPATE IN.

Presently there is no requirement contained in our Articles of Incorporation, Bylaws, or minutes which requires officers and directors of our business to disclose to us business opportunities which come to their attention. Our officers and directors do, however, have a fiduciary duty of loyalty to us to disclose to us any business opportunities which come to their attention, in their capacity as an officer and/or director or otherwise. Excluded from this duty would be opportunities which the person learns about through his involvement as an officer and director of another company. We have no intention of merging with or acquiring business opportunity from any affiliate or officer or director.

WE HAVE AGREED TO INDEMNIFICATION OF OFFICERS AND DIRECTORS AS IS PROVIDED BY COLORADO STATUTES.

Colorado Statutes provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities our behalf. We will also bear the expenses of such litigation for any of our directors, officers, employees, or agents, upon such person's promise to repay us therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by us that we will be unable to recoup.

OUR DIRECTORS' LIABILITY TO US AND SHAREHOLDERS IS LIMITED

Colorado Revised Statutes exclude personal liability of our directors and our stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, we will have a much more limited right of action against our directors that otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

(COMMENT #4)

                      RISK FACTORS RELATING TO OUR BUSINESS

OUR BUSINESS, THE OIL AND GAS BUSINESS HAS NUMEROUS RISKS WHICH COULD RENDER US UNSUCCESSFUL.

The search for new oil and gas reserves frequently results in unprofitable efforts, not only from dry holes, but also from wells which, though productive, will not produce oil or gas in sufficient quantities to return a profit on the costs incurred. There is no assurance we will find or produce oil or gas from any of the wells we have acquired or which may be acquired by us, nor are there any assurances that if we ever obtain any production it will be profitable.

WE HAVE SUBSTANTIAL COMPETITORS WHO HAVE AN ADVANTAGE OVER US IN RESOURCES AND MANAGEMENT.

We are and will continue to be an insignificant participant in the oil and gas business. Most of our competitors have significantly greater financial resources, technical expertise and managerial capabilities than us and, consequently, we will be at a competitive disadvantage in identifying and developing or exploring suitable prospects. Competitor's resources could overwhelm our restricted efforts to acquire and explore oil and gas prospects and cause failure of our business plan.

WE WILL BE SUBJECT TO ALL OF THE MARKET FORCES IN THE ENERGY BUSINESS, MANY OF WHICH COULD POSE A SIGNIFICANT RISK TO OUR OPERATIONS.

The marketing of natural gas and oil which may be produced by our prospects will be affected by a number of factors beyond our control. These factors include the extent of the supply of oil or gas in the market, the availability of competitive fuels, crude oil imports, the world-wide political situation, price regulation, and other factors. Current economic and market conditions have created dramatic fluctuations in oil prices. Any significant decrease in the market prices of oil and gas could materially affect our profitability of oil and gas activities.

There generally are only a limited number of gas transmission companies with existing pipelines in the vicinity of a gas well or wells. In the event that producing gas properties are not subject to purchase contracts or that any such contracts terminate and other parties do not purchase our gas production, there is assurance that we will be able to enter into purchase contracts with any transmission companies or other purchasers of natural gas and there can be no assurance regarding the price which such purchasers would be willing to pay for such gas. There may, on occasion, be an oversupply of gas in the marketplace or in pipelines; the extent and duration may affect prices adversely. Such oversupply may result in reductions of purchases and prices paid to producers by principal gas pipeline purchasers. (See "Our Business and Competition, Markets, Regulation and Taxation.")

WE BELIEVE INVESTORS SHOULD CONSIDER CERTAIN NEGATIVE ASPECTS OF OUR OPERATIONS.

DRY  HOLES:   We  may  expend   substantial   funds  acquiring  and  potentially
participating in exploring properties which we later determine not to be productive. All funds so expended will be a total loss to us.

TECHNICAL ASSISTANCE: We will find it necessary to employ technical assistance in the operation of our business. As of the date of this Prospectus, we have not contracted for any technical assistance. When we need it such assistance is likely to be available at compensation levels we would be able to pay.

UNCERTAINTY OF TITLE: We will attempt to acquire leases or interests in leases by option, lease, farmout or by purchase. The validity of title to oil and gas property depends upon numerous circumstances and factual matters (many of which are not discoverable of record or by other readily available means) and is subject to many uncertainties of existing law and our application.

GOVERNMENT REGULATIONS: The area of exploration of natural resources has become significantly regulated by state and federal governmental agencies, and such regulation could have an adverse effect on our operations. Compliance with statutes and regulations governing the oil and gas industry could significantly increase the capital expenditures necessary to develop our prospects.

NATURE OF OUR BUSINESS: Our business is highly speculative, involves the commitment of high-risk capital, and exposes us to potentially substantial losses. In addition, we will be in direct competition with other organizations which are significantly better financed and staffed than we are.

GENERAL ECONOMIC AND OTHER CONDITIONS: Our business may be adversely affected from time to time by such matters as changes in general economic, industrial and international conditions; changes in taxes; oil and gas prices and costs; excess supplies and other factors of a general nature.

OUR BUSINESS IS SUBJECT TO SIGNIFICANT WEATHER INTERRUPTIONS.

Our activities may be subject to periodic interruptions due to weather conditions. Weather-imposed restrictions during certain times of the year on roads accessing properties could adversely affect our ability to benefit from production on such properties or could increase the costs of drilling new wells because of delays.

WE ARE SUBJECT TO SIGNIFICANT OPERATING HAZARDS AND UNINSURED RISK IN THE ENERGY INDUSTRY.

Our proposed operations will be subject to all of the operating hazards and risks normally incident to exploring, drilling for and producing oil and gas, such as encountering unusual or unexpected formations and pressures, blowouts, environmental pollution and personal injury. We will maintain general liability insurance but we have not obtained insurance against such things as blowouts and pollution risks because of the prohibitive expense. Should we sustain an uninsured loss or liability, or a loss in excess of policy limits, our ability to operate may be materially adversely affected.

WE ARE SUBJECT TO FEDERAL INCOME TAX LAWS AND CHANGES THEREIN WHICH COULD ADVERSELY IMPACT US.

Federal income tax laws are of particular significance to the oil and gas industry in which we engage. Legislation has eroded various benefits of oil and gas producers and subsequent legislation could continue this trend. Congress is continually considering proposals with respect to Federal income taxation which could have a material adverse effect on our future operations and on our ability to obtain risk capital which our industry has traditionally attracted from taxpayers in high tax brackets.

WE ARE SUBJECT TO SUBSTANTIAL GOVERNMENT REGULATION IN THE ENERGY INDUSTRY WHICH COULD ADVERSELY IMPACT US.

The production and sale of oil and gas are subject to regulation by state and federal authorities, the spacing of wells and the prevention of waste. There are both federal and state laws regarding environmental controls which may necessitate significant capital outlays, resulting in extended delays, materially affect our earnings potential and cause material changes in the in our proposed business. We cannot predict what legislation, if any, may be passed by Congress or state legislatures in the future, or the effect of such legislation, if any, on us. Such regulations may have a significant effect on our operating results.

LEGAL PROCEEDINGS

The Company anticipates that it (including current and any future subsidiaries) will from time to time become subject to claims and legal proceedings arising in the ordinary course of business. It is not feasible to predict the outcome of any such proceedings and we cannot assure that their ultimate disposition will not have a materially adverse effect on the Company's business, financial condition, cash flows or results of operations. The Company is not a party to any pending legal proceedings, nor is the Company aware of any civil proceeding or government authority contemplating any legal proceeding as of the date of this filing.

                        RISK FACTORS RELATED TO OUR STOCK

A LIMITED PUBLIC MARKET EXISTS FOR OUR COMMON STOCK AT THIS TIME, AND THERE IS NO ASSURANCE OF A CONTINUED FUTURE MARKET.

There is a limited public market for our common stock, and no assurance can be given that a market will continue or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in the "Risk Factors" section may have a significant impact upon the market price of the shares offered hereby. Due to the low price of our securities, many brokerage firms may not be willing to effect transactions in our securities. Even if a purchaser finds a broker willing to effect a transaction in our shares, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of our shares as collateral for any loans.

OUR STOCK, WHICH IS CURRENTLY LISTED ON THE OTC PINK MARKET UNDER TRXO, WILL IN ALL LIKELIHOOD BE THINLY TRADED AND AS A RESULT YOU MAY BE UNABLE TO SELL AT OR NEAR ASK PRICES OR AT ALL IF YOU NEED TO LIQUIDATE YOUR SHARES.

The shares of our common stock may be thinly-traded. We are a small company which is relatively unknown to stock analysts, stock brokers, institutional stockholders and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven, early stage company such as ours or purchase or recommend the purchase of any of our Securities until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our Securities is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on Securities price. We cannot give you any assurance that a broader or more active public trading market for our common Securities will develop or be sustained, or that any trading levels will be sustained. Due to these conditions, we can give stockholders no assurance that they will be able to sell their shares at or near ask prices or at all if they need money or otherwise desire to liquidate their securities.

OUR COMMON STOCK MAY BE VOLATILE, WHICH SUBSTANTIALLY INCREASES THE RISK THAT YOU MAY NOT BE ABLE TO SELL YOUR SECURITIES AT OR ABOVE THE PRICE THAT YOU MAY PAY FOR THE SECURITY.

Because of the possible price volatility, you may not be able to sell your shares of common stock when you desire to do so. The inability to sell your securities in a rapidly declining market may substantially increase your risk of loss because of such illiquidity and because the price for our securities may suffer greater declines because of our price volatility.

The price of our common stock that will prevail in the market after this business combination may be higher or lower than the price you may pay. Certain factors, some of which are beyond our control, that may cause our share price to fluctuate significantly include, but are not limited to the following:


     o    Variations in our quarterly operating results;
     o Loss of a key relationship or failure to complete significant transactions;
     o    Additions or departures of key personnel; and
     o    Fluctuations in stock market price and volume.

Additionally, in recent years the stock market in general, has experienced extreme price and volume fluctuations. In some cases, these fluctuations are unrelated or disproportionate to the operating performance of the underlying company. These market and industry factors may materially and adversely affect our stock price, regardless of our operating performance. In the past, class action litigation often has been brought against companies following periods of volatility in the market price of those companies common stock. If we become involved in this type of litigation in the future, it could result in substantial costs and diversion of management attention and resources, which could have a further negative effect on your investment in our stock.

THE REGULATION OF PENNY STOCKS BY THE SEC AND FINRA MAY DISCOURAGE THE TRADABILITY OF OUR SECURITIES.

We are a "penny stock" company, as our stock price is less than $5.00 per share. As a "penny stock," our stock is subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited stockholders. For purposes of the rule, the phrase "accredited stockholders" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Effectively, this discourages broker-dealers from executing trades in penny stocks. Consequently, the rule will affect the ability of shareholders to sell their securities in any market that might develop therefore because it imposes additional regulatory burdens on penny stock transactions.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks". Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended. Because our securities constitute "penny stocks" within the meaning of the rules, the rules would apply to us and to our securities. The rules will further affect the ability of owners of shares to sell our securities in any market that might develop for them because it imposes additional regulatory burdens on penny stock transactions.

Stockholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

Inventory in penny stocks have limited remedies in the event of violations of penny stock rules. While the courts are always available to seek remedies for fraud against us, most, if not all, brokerages require their customers to sign mandatory arbitration agreements in conjunctions with opening trading accounts. Such arbitration may be through an independent arbiter. Stockholders may file a complaint with FINRA against the broker allegedly at fault, and FINRA may be the arbiter, under FINRA rules. Arbitration rules generally limit discovery and provide more expedient adjudication, but also provide limited remedies in damages usually only the actual economic loss in the account. Stockholders should understand that if a fraud case is filed an against a company in the courts it may be vigorously defended and may take years and great legal expenses and costs to pursue, which may not be economically feasible for small stockholders.

That absent arbitration agreements, specific legal remedies available to stockholders of penny stocks include the following: If a penny stock is sold to the investor in violation of the requirements listed above, or other federal or states securities laws, the investor may be able to cancel the purchase and receive a refund of the investment.

If a penny stock is sold to the investor in a fraudulent manner, the investor may be able to sue the persons and firms that committed the fraud for damages.

The fact that we are a penny stock company will cause many brokers to refuse to handle transactions in the stocks, and may discourage trading activity and volume, or result in wide disparities between bid and ask prices. These may cause stockholders significant illiquidity of the stock at a price at which they may wish to sell or in the opportunity to complete a sale. Stockholders will have no effective legal remedies for these illiquidity issues.

WE WILL PAY NO FORESEEABLE DIVIDENDS IN THE FUTURE.

We have not paid dividends on our common stock and do not ever anticipate paying such dividends in the foreseeable future. Stockholders whose investment criteria are dependent on dividends should not invest in our common stock.

RULE 144 SALES IN THE FUTURE MAY HAVE A DEPRESSIVE EFFECT ON OUR STOCK PRICE.

All of the outstanding shares of common stock are held by our present officers, directors, and affiliate stockholders as "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for six months may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a non-affiliate after the owner has held the restricted securities for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop.

OUR STOCKHOLDERS MAY SUFFER FUTURE DILUTION DUE TO ISSUANCES OF SHARES FOR VARIOUS CONSIDERATIONS IN THE FUTURE.

There may be substantial dilution to T-Rex stockholders as a result of future decisions of the Board to issue shares without shareholder approval for cash, services, or acquisitions.

ANY NEW POTENTIAL INVESTORS WILL SUFFER A DISPROPORTIONATE RISK AND THERE WILL BE IMMEDIATE DILUTION OF EXISTING INVESTOR'S INVESTMENTS.

Our present shareholders have acquired their securities at a cost significantly less than that which the investors purchasing pursuant to shares will pay for their stock holdings or at which future purchasers in the market may pay. Therefore, any new potential investors will bear most of the risk of loss.

Pursuant  to  Exchange  Agreements  with  Representations,   we  have  exchanged
7,385,700 of shares of our restricted common stock for 100% of the issued and outstanding shares of Terex Energy Corp., a Colorado corporation.

As a result of the acquisition of Terex, discussed in Item 2.01, there was a resulting change in the ownership structure and control of the Company. As a result of the acquisition, 371,003 shares of common stock of the Company owned by Terex were cancelled by T-Rex.

BENEFICIAL OWNERSHIP

The beneficial owners of 5% or more of our stock (Table I) and the holdings of our officers and directors (Table II) are as listed in the following tables.

                                     TABLE I

The information in Table I is based on the number of shares of T-Rex's common stock that we believe was beneficially owned by each person or entity as of December 22, 2014:

                                              AMOUNT AND                             PERCENT OF
                                               NATURE OF       AMOUNT AND NATURE    TOTAL NUMBER    COMMON STOCK
                                               BENEFICIAL     OF BENEFICIAL OWNER    OF SHARES       ISSUED AND
                                                 OWNER              VESTED          BENEFICIALLY    OUTSTANDING
NAME AND ADDRESS OF BENEFICIAL OWNER *       COMMON STOCK*      WARRANTS/OPTIONS        HELD             (1)
-------------------------------------------- --------------- --------------------- --------------- ---------------
Donald Walford, President, Chief Executive        1,250,000                     0       1,250,000          13.09%
Officer, Acting Chief Financial Officer
and Director (5)

Martin Gottlob, VP of Geology                       750,000               100,000         850,000           8.90%
and& Director (2)

Ed Nichols(3)                                       350,000               500,000         850,000           8.90%

Jon Nicolaysen, Executive VP of Terex             1,052,000                     0       1,052,000          11.01%
Energy and Director

Allen Heim, VP of Operations  of Terex              755,000               200,000         955,000          10.00%
Energy Corp (4)


TOTAL                                             4,157,000               800,000       4,957,000          51.90%
--------------------------------------------

(1) Based upon 9,552,715 shares of issued and outstanding common stock including outstanding warrants and options of 1,742,858 as if exercised in full.

(2) Mr. Gottlob holds 750,000 shares of common stock and has an option to purchase an additional 100,000 shares of common stock at an exercise price of $0.10 per share and a term of 3 years.

(3) Mr. Nichols holds 450,000 shares of common stock including shares owned by Helion Holdings, LLC of which is owned 50% by Mr. Nichols who is deemed to beneficially own 150,000 shares of common stock and he has an option to purchase an additional 500,000 shares of common stock an exercise price of $0.10 per share and a term of 3 years.

(4) Mr. Heim holds 755,000 shares of common stock including 5,000 shares owned by his wife of which he is deemed to beneficially own. Mr. Heim has a warrant to purchase an additional 200,000 shares of common stock at an exercise price of $1.00 per share and a term of 3 years.

(5) Mr. Walford holds 1,250,000 shares of common stock including shares owned by Helion Holdings, LLC of which is owned 50% by Mr. Walford who is deemed to beneficially own 150,000 shares of common stock.

                                    TABLE II

The following sets forth information with respect to the Company's Common Stock beneficially owned by each Officer and Director, and by all Directors and Officers as a group as of December 22, 2014, post share exchange.

                                             AMOUNT AND
                                             NATURE OF        AMOUNT AND NATURE    TOTAL NUMBER     PERCENT OF
                                             BENEFICIAL      OF BENEFICIAL OWNER    OF SHARES      COMMON STOCK
                                               OWNER               VESTED          BENEFICIALLY      ISSUED AND
NAME AND ADDRESS OF BENEFICIAL OWNER *      COMMON STOCK*      WARRANTS/OPTIONS         HELD       OUTSTANDING (1)
------------------------------------------ --------------- --------------------- --------------- ----------------
Donald Walford, President, Chief                1,250,000                     0       1,250,000           13.09%
Executive Officer, Acting Chief
Financial Officer & Director (5)

Martin Gottlob, VP of Geology                     750,000               100,000         850,000            8.90%
& Director (2)

Jeff Bennett, Director (3)                              8                14,286          14,294            0.15%

Allen Heim, VP of Operations of Terex             755,000               200,000         955,000           10.00%
Energy (4)

Jon Nicolaysen, Executive VP of Terex           1,052,000                     0       1,052,000           11.01%
Energy and Director

All directors and executive officers as
a group (5 persons)                             3,807,008               314,286       4,121,294           43.15%
------------------------------------------

*The Address for the above individuals and entities is c/o 520 Zang Street, Suite 250, Broomfield, Colorado 80021.

(1) Based upon 9,552,715 shares of issued and outstanding common stock including plus outstanding warrants and options of 1,742,858 as if exercised in full.
(2) Mr. Gottlob holds 750,000 shares of common stock and an option to purchase an additional 100,000 shares of common stock at an exercise price of $0.10 per share and a term of 3 years.
(3) Mr. Bennett holds a warrant to purchase 14,286 shares of common stock at an exercise price of $3.50 per share and a term of 3 years.
(4) Mr. Heim holds warrants for 755,00 shares of common stock including 5,000 shares owned by his wife of which he is deemed to beneficially own. Mr. Heim has a warrant to purchase an additional 200,000 shares of common stock at an exercise price of $1.00 per share and a term of 3 years.
(5) Mr. Walford holds 1,250,000 shares of common stock including shares owned by Helion Holdings, LLC of which is owned 50% by Mr. Walford who is deemed to beneficially own 150,00 shares of common stock.

Rule 13d-3 under the Securities Exchange Act of 1934 governs the determination of beneficial ownership of securities. That rule provides that a beneficial owner of a security includes any person who directly or indirectly has or shares voting power and/or investment power with respect to such security. Rule 13d-3 also provides that a beneficial owner of a security includes any person who has the right to acquire beneficial ownership of such security within sixty days, including through the exercise of any option, warrant or conversion of a security. Any securities not outstanding which are subject to such options, warrants or conversion privileges are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person. Those securities are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.

CERTAIN TRANSACTIONS

On December 22, 2014, T-Rex Oil, Inc. ("the Company" or "T-Rex") acquired 100% of the outstanding stock of Terex Energy Corp. ("Terex") after exchanging 7,385,700 shares with the Terex shareholders. The shares are exchanged on a one for one basis. Pursuant to the Exchange Agreements, the Company agreed to issue shares of its restricted common stock for 100% of the issued and outstanding common stock of Terex. As a result, Terex will be a wholly owned subsidiary of the Company.

Prior to the exchange of shares, Terex owned 371,003 shares of common stock of the Company. These shares are surrendered and cancelled by T-Rex. The officers and directors of the Company remain the officers and directors post-acquisition. At the time of the acquisition, Donald Walford, and Martin Gottlob, were officers and directors of Company, and were and are officers, directors, and major (control) shareholders of Terex.

For shares owned by each officer and director and 5% or greater shareholders, post transaction, see Tables I and II above.


            (COMMENT #1) EXECUTIVE MANAGEMENT AND BOARD OF DIRECTORS

As a result of the business combination with Terex, the Vice President of Operations of Terex, Allen Heim, has now become a significant employee of the Company. The officers and directors of the Company remain the officers and directors post-acquisition. At the time of the acquisition, Donald Walford and Martin Gottlob, were officers and directors of Company, and were and are officers, directors, and major (control) shareholders of Terex. The biographical information for Mr. Heim is below.

ALLEN HEIM, 59, VP OF OPERATIONS OF TEREX

Mr. Heim has devoted most of his 30 year career to a variety of oil field disciplines including leasing, dealing in working interests, drilling wells, fracking, and managing hands-on all phases of post drilling including completions and follow on operations through plug and abandon. Mr. Heim has had control positions in more than 300 wells primarily located in western Nebraska, eastern Colorado and southwestern Wyoming.

Mr. Heim is highly experienced in location construction of oil well properties, pumping and long term well ops as well as directional drilling and fracking operations planning and execution. Mr. Heim is a successful finder of oil and gas composites in the Colorado D-J Basin, and is skilled in geologic project budgeting and prospect design. He is also highly experienced in pipeline work and in pipeline corrosion control as well as gas plant construction and operations. He has worked directly for several major oil companies, and dozens of "Junior Oils."

Most recently, Mr. Heim has been retained by Edward (Tiger) Mike Davis Oil. His assignments previously included Bic Petroleum, Smith Oil, Petro West, Bolling Oil, Pease Oil and Gas, Pan Western Energy, Paladin Energy, Charterhall, Haines Oil Field Services, New Tech Energy, O'Brien Energy, Peterson Energy, Sunburst Inc., Markus Production, Lyco Energy, Wanda Madden Oil, and numerous others. He is also the owner of Allen's Pumping Service in Kimball, Nebraska.

EXECUTIVE COMPENSATION

The Company has issued an Employment Agreement with Donald Walford with Terex Energy Corporation which was effective August 4, 2014. Under the Agreement, Mr. Walford's title will act as President & Chief Executive Officer. Mr. Walford receives $204,000 per year plus sick leave and paid vacation per the Agreement and other normal benefits, including a car allowance of $600 per month. The Agreement is for a three-year term and contains certain termination payment entitlement in the event of early termination.

The Company has issued an Employment Agreement with Allen Heim with Terex Energy Corporation, which was effective November 1, 2014. Under the Agreement, Mr. Heim's title will be Vice President of Operations and Director. Mr. Heim receives $150,000 per year plus sick leave and paid vacation per the Agreement and other normal benefits. The Agreement is for a three-year term and contains certain termination payment entitlement in the event of early termination.

The Company has issued an Employment Agreement with Jon Nicolaysen with Terex Energy Corporation, which was effective November 1, 2014. Under the Agreement, Mr. Nicolaysen's title will be Executive Vice President and Director. Mr. Nicolaysen receives $150,000 per year plus sick leave and paid vacation per the Agreement and other normal benefits. The Agreement is for a three-year term and contains certain termination payment entitlement in the event of early termination.

The Company has issued an Employment Agreement with Martin Gottlob with T-Rex Oil, Inc., which was effective January 20, 2015. Under the Agreement, Mr. Gottlob's title will be Vice President of Geology and Director. Mr. Gottlob receives $150,000 per year plus sick leave and paid vacation per the Agreement and other normal benefits, including $600 per month for a car allowance. The Agreement is for a three-year term and contains certain termination payment entitlement in the event of early termination.

The Company has issued a Consulting Agreement with W. Edward Nichols with Terex Energy Corporation, which was effective September 1, 2014. Under the Agreement, Mr. Nichols' will consult as in house legal counsel. Mr. Nichols receives $150,000 per year plus sick leave and paid vacation per the Agreement and other normal benefits, including a car allowance of $600 per month. The Agreement is for a three-year term and contains certain termination payment entitlement in the event of early termination.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

T-Rex officers and directors are indemnified as provided by the Colorado Revised Statutes and the bylaws.

Under the Colorado Revised Statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation. T-Rex's articles of incorporation do not specifically limit the directors' immunity. Excepted from that immunity are: (a) a willful failure to deal fairly with T-Rex or its shareholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

T-Rex's bylaws provide that it will indemnify the directors to the fullest extent not prohibited by Colorado law; provided, however, that it may modify the extent of such indemnification by individual contracts with the directors and officers; and, provided, further, that Colorado shall not be required to indemnify any director or officer in connection with any proceeding, or part thereof, initiated by such person unless such indemnification: (a) is expressly required to be made by law, (b) the proceeding was authorized by the board of directors, (c) is provided by T-Rex, in its sole discretion, pursuant to the powers vested under Colorado law or (d) is required to be made pursuant to the bylaws.

T-Rex's bylaws provide that it will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of T-Rex, or is or was serving at the request of T-Rex as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the bylaws or otherwise.

T-Rex's bylaws provide that no advance shall be made by T-Rex to an officer except by reason of the fact that such officer is or was a director in which event these provisions shall not apply, in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or
(b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to T-Rex's best interests.

                    SECTION 3 - SECURITIES AND TRADING MARKET

ITEM 3.02 UNREGISTERED SALES OF EQUITY SECURITIES.
--------------------------------------------------

Pursuant to Exchange Agreements with Representations in December 2014, we have exchanged 7,385,700 of shares of our restricted common stock for 100% of the issued and outstanding shares of Terex Energy Corp., a Colorado corporation. We relied upon Regulation D Rule 506(b) for the exemption from Registration of the shares in this transaction.


                 SECTION 5 - CORPORATE GOVERNANCE AND MANAGEMENT

ITEM 5.01 CHANGES IN CONTROL OF REGISTRANT.
------------------------------------------

Pursuant  to  Exchange  Agreements  with  Representations,   we  have  exchanged
7,385,700 of shares of our restricted common stock for 100% of the issued and outstanding shares of Terex Energy Corp., a Colorado corporation.

As a result of the acquisition of Terex, discussed in Item 2.01, there was a resulting change in the ownership structure and control of the Company. As a result of the acquisition, 371,003 shares of common stock of the Company owned by Terex cancelled by T-Rex.

































                  (REMAINDER OF PAGE LEFT BLANK INTENTIONALLY)

BENEFICIAL OWNERSHIP

The beneficial owners of 5% or more of our stock (Table I) and the holdings of our officers and directors (Table II) are as listed in the following tables.

                                     TABLE I

The information in Table I is based on the number of shares of T-Rex's common stock that we believe was beneficially owned by each person or entity as of December 22, 2014:

                                              AMOUNT AND                             PERCENT OF
                                               NATURE OF       AMOUNT AND NATURE    TOTAL NUMBER    COMMON STOCK
                                               BENEFICIAL     OF BENEFICIAL OWNER    OF SHARES       ISSUED AND
                                                 OWNER              VESTED          BENEFICIALLY    OUTSTANDING
NAME AND ADDRESS OF BENEFICIAL OWNER *       COMMON STOCK*      WARRANTS/OPTIONS        HELD             (1)
-------------------------------------------- --------------- --------------------- --------------- ---------------
Donald Walford, President, Chief Executive        1,250,000                     0       1,250,000          13.09%
Officer, Acting Chief Financial Officer
and Director (5)

Martin Gottlob, VP of Geology                       750,000               100,000         850,000           8.90%
and& Director (2)

Ed Nichols(3)                                       350,000               500,000         850,000           8.90%

Jon Nicolaysen, Executive VP of Terex             1,052,000                     0       1,052,000          11.01%
Energy and Director

Allen Heim, VP of Operations  of Terex              755,000               200,000         955,000          10.00%
Energy Corp (4)


TOTAL                                             4,157,000               800,000       4,957,000          51.90%
--------------------------------------------

(1) Based upon 9,552,715 shares of issued and outstanding common stock including outstanding warrants and options of 1,742,858 as if exercised in full.
(2) Mr. Gottlob holds 750,000 shares of common stock and has an option to purchase an additional 100,000 shares of common stock at an exercise price of $0.10 per share and a term of 3 years.
(3) Mr. Nichols holds 450,000 shares of common stock including shares owned by Helion Holdings, LLC of which is owned 50% by Mr. Nichols who is deemed to beneficially own 150,000 shares of common stock and he has an option to purchase an additional 500,000 shares of common stock an exercise price of $0.10 per share and a term of 3 years.
(4) Mr. Heim holds 755,000 shares of common stock including 5,000 shares owned by his wife of which he is deemed to beneficially own. Mr. Heim has a warrant to purchase an additional 200,000 shares of common stock at an exercise price of $1.00 per share and a term of 3 years.
(5) Mr. Walford holds 1,250,000 shares of common stock including shares owned by Helion Holdings, LLC of which is owned 50% by Mr. Walford who is deemed to beneficially own 150,000 shares of common stock.

                                    TABLE II

The following sets forth information with respect to the Company's Common Stock beneficially owned by each Officer and Director, and by all Directors and Officers as a group as of December 22, 2014, post share exchange.

                                             AMOUNT AND
                                             NATURE OF        AMOUNT AND NATURE    TOTAL NUMBER     PERCENT OF
                                             BENEFICIAL      OF BENEFICIAL OWNER    OF SHARES      COMMON STOCK
                                               OWNER               VESTED          BENEFICIALLY      ISSUED AND
NAME AND ADDRESS OF BENEFICIAL OWNER *      COMMON STOCK*      WARRANTS/OPTIONS         HELD       OUTSTANDING (1)
------------------------------------------ --------------- --------------------- --------------- ----------------
Donald Walford, President, Chief                1,250,000                     0       1,250,000           13.09%
Executive Officer, Acting Chief
Financial Officer & Director (5)

Martin Gottlob, VP of Geology                     750,000               100,000         850,000            8.90%
& Director (2)

Jeff Bennett, Director (3)                              8                14,286          14,294            0.15%

Allen Heim, VP of Operations of Terex             755,000               200,000         955,000           10.00%
Energy (4)

Jon Nicolaysen, Executive VP of Terex           1,052,000                     0       1,052,000           11.01%
Energy and Director

All directors and executive officers as
a group (5 persons)                             3,807,008               314,286       4,121,294           43.15%
------------------------------------------

*The Address for the above individuals and entities is c/o 520 Zang Street, Suite 250, Broomfield, Colorado 80021.

(1) Based upon 9,552,715 shares of issued and outstanding common stock including plus outstanding warrants and options of 1,742,858 as if exercised in full.
(2) Mr. Gottlob holds 750,000 shares of common stock and an option to purchase an additional 100,000 shares of common stock at an exercise price of $0.10 per share and a term of 3 years.
(3) Mr. Bennett holds a warrant to purchase 14,286 shares of common stock at an exercise price of $3.50 per share and a term of 3 years.
(4) Mr. Heim holds warrants for 755,00 shares of common stock including 5,000 shares owned by his wife of which he is deemed to beneficially own. Mr. Heim has a warrant to purchase an additional 200,000 shares of common stock at an exercise price of $1.00 per share and a term of 3 years.
(5) Mr. Walford holds 1,250,000 shares of common stock including shares owned by Helion Holdings, LLC of which is owned 50% by Mr. Walford who is deemed to beneficially own 150,00 shares of common stock.

Rule 13d-3 under the Securities Exchange Act of 1934 governs the determination of beneficial ownership of securities. That rule provides that a beneficial owner of a security includes any person who directly or indirectly has or shares voting power and/or investment power with respect to such security. Rule 13d-3 also provides that a beneficial owner of a security includes any person who has the right to acquire beneficial ownership of such security within sixty days, including through the exercise of any option, warrant or conversion of a security. Any securities not outstanding which are subject to such options, warrants or conversion privileges are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person. Those securities are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.

CERTAIN TRANSACTIONS

On December 22, 2014, T-Rex Oil, Inc. ("the Company" or "T-Rex") acquired 100% of the outstanding stock of Terex Energy Corp. ("Terex") after exchanging 7,385,700 shares with the Terex shareholders. The shares are exchanged on a one for one basis. Pursuant to the Exchange Agreements, the Company agreed to issue shares of its restricted common stock for 100% of the issued and outstanding common stock of Terex. As a result, Terex will be a wholly owned subsidiary of the Company.

Prior to the exchange of shares, Terex owned 371,003 shares of common stock of the Company. These shares are surrendered and cancelled by T-Rex. The officers and directors of the Company remain the officers and directors post-acquisition. At the time of the acquisition, Donald Walford and Martin Gottlob, were officers and directors of Company and were and are officers, directors, and major (control) shareholders of Terex.

For shares owned by each officer and director and 5% or greater shareholders, post transaction, see Tables I and II above.

ITEM 5.02 DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS
--------------------------------------------------------------------------------

There were no changes to the Company's officers or Board of Directors as a result of this transaction.

Employment Agreements. The Company has issued an Employment Agreement with Donald Walford with Terex Energy Corporation which was effective August 4, 2014. Under the Agreement, Mr. Walford's title will act as President & Chief Executive Officer. Mr. Walford receives $204,000 per year plus sick leave and paid vacation per the Agreement and other normal benefits. The Agreement is for a three-year term and contains certain termination payment entitlement in the event of early termination.

The Company has issued an Employment Agreement with Allen Heim with Terex Energy Corporation, which was effective November 1, 2014. Under the Agreement, Mr. Heim's title will be Vice President of Operations and Director. Mr. Heim receives $150,000 per year plus sick leave and paid vacation per the Agreement and other normal benefits. The Agreement is for a three-year term and contains certain termination payment entitlement in the event of early termination.

The Company has issued an Employment Agreement with Jon Nicolaysen with Terex Energy Corporation, which was effective November 1, 2014. Under the Agreement, Mr. Nicolaysen's title will be Executive Vice President and Director. Mr. Nicolaysen receives $150,000 per year plus sick leave and paid vacation per the Agreement and other normal benefits. The Agreement is for a three-year term and contains certain termination payment entitlement in the event of early termination.

The Company has issued an Employment Agreement with Martin Gottlob with T-Rex Oil, Inc., which was effective January 20, 2015. Under the Agreement, Mr. Gottlob's title will be Vice President of Geology and Director. Mr. Gottlob receives $150,000 per year plus sick leave and paid vacation per the Agreement and other normal benefits, including $600 per month for a car allowance. The Agreement is for a three-year term and contains certain termination payment entitlement in the event of early termination.

The Company has issued a Consulting Agreement with W. Edward Nichols with Terex Energy Corporation, which was effective September 1, 2014. Under the Agreement, Mr. Nichols' will consult as in house legal counsel. Mr. Nichols receives $150,000 per year plus sick leave and paid vacation per the Agreement and other normal benefits, including a car allowance of $600 per month. The Agreement is for a three-year term and contains certain termination payment entitlement in the event of early termination.

                  SECTION 9 - FINANCIAL STATEMENTS AND EXHIBITS

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS
-------------------------------------------

     (a) Financial Statements of Business Acquired. The following is a complete list of financial statements filed at the end of this Report.

     Terex Energy Corp., Financial Statements for the Period from February 11, 2014 (Inception) through September 30, 2014, which includes:

          Report of Independent Registered Public Accounting Firm

          Consolidated Balance Sheet as of September 30, 2014

          Consolidated Statement of Operations for the period from February 11, 2014 (Inception) through September 30, 2014

          Consolidated Statement of Changes in Stockholders' Equity for the period from February 11, 2014 (Inception) through September 30, 2014

          Consolidated Statement of Cash Flows for the period from February 11, 2014 (Inception) through September 30, 2014

          Notes to the Consolidated Financial Statements

     (b) Pro Forma Financial Information. The following is a complete list of the amended pro forma financial statements filed as a part of this Report.

          Unaudited Pro Forma Condensed Consolidated Balance Sheet at September 30, 2014.

          Unaudited Pro Forma Condensed Earnings Per Shares for the period from February 11, 2014 (Inception) through September 30, 2014.

          Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet and Statement Earnings Per Shares for the period from February 11, 2014 (Inception) through September 30, 2014.

         (d) Exhibits. The following is a complete list of exhibits filed as part of this Report. Exhibit numbers correspond to the numbers in the exhibit table of Item 601of Regulation S-K.


-------- -----------------------------------------------------------------------
Exhibit
  No.    Description
-------- -----------------------------------------------------------------------
10.1     Form of Exchange Agreement for Share Exchange (1)
-------- -----------------------------------------------------------------------
10.2 Working Interest Participation Agreement with Trans-Western Petroleum Ltd. - Covenant Mondo
-------- -----------------------------------------------------------------------
10.3     Purchase and Sale Agreement for Sioux County, NE Leases, Well Bore,
         and Equipment - Terex Energy Corp. and Allen Heim, Pamela Heim and Marlin Heim
-------- -----------------------------------------------------------------------
10.4     Farmout Agreement for Cole Creek Unit, WY
-------- -----------------------------------------------------------------------
10.5     Registration Rights Agreement - T-Rex Oil, Inc. and Exchangor
-------- -----------------------------------------------------------------------
10.6 Purchase and Sale Agreement - Natrona County - Hot Springs Resources, Ltd., Merschat Minerals, LLC and Terex Energy Corp. dated 9/30/14
-------- -----------------------------------------------------------------------
10.7 Assignment and Bill of Sale - Natrona County - Hot Springs Resources, Ltd., Merschat Minerals, LLC and Terex Energy Corp. dated 11/20/14
-------- -----------------------------------------------------------------------
10.8     Letter Agreement - RV Borchert Trust and Terex Energy Corp.
-------- -----------------------------------------------------------------------
10.9     Warrant Form
-------- -----------------------------------------------------------------------
10.10    Option Form
-------- -----------------------------------------------------------------------
10.11    Employment Agreement for Donald Walford
-------- -----------------------------------------------------------------------
10.12    Employment Agreement for Martin Gottlob
-------- -----------------------------------------------------------------------
10.13    Employment Agreement for Allen Heim
-------- -----------------------------------------------------------------------
10.14    Employment Agreement for Jon Nicolaysen
-------- -----------------------------------------------------------------------
10.15    Consulting Agreement for W. Edward Nichols
-------- -----------------------------------------------------------------------

(1) Incorporated by reference from the exhibits included in the Company's Form 8K12g3 filed with the Securities and Exchange Commission (www.sec.gov), dated December 22, 2014.

                               TEREX ENERGY CORP.

                              FINANCIAL STATEMENTS

                               FOR THE PERIOD FROM
            FEBRUARY 11, 2014 (INCEPTION) THROUGH SEPTEMBER 30, 2014

                                TABLE OF CONTENTS


Report of Independent Registered Public Accounting Firm                      36

Consolidated Balance Sheet as of September 30, 2014                          37

Consolidated Statement of Operations for the period from February 11, 2014
   (Inception) through September 30, 2014                                    38

Consolidated Statement of Changes in Stockholders' Equity for the period
   from February 11, 2014 (Inception) through September 30, 2014             39

Consolidated Statement of Cash Flows for the period from February 11, 2014
   (Inception) through September 30, 2014                                    40

Notes to the Consolidated Financial Statements                               41

                          INDEPENDENT AUDITOR'S REPORT

November 7, 2014

To the Board of Directors and Members
Terex Energy Corporation

Report on the Financial statements
----------------------------------
We have audited the accompanying financial statements of Terex Energy Corporation which comprise the statements of financial position as of September 30, 2014 and as of March 31, 2014, and the related statements of activities and cash flows for the periods then ended and the related notes to the financial statements.

Management's Responsibility for the Financial statements
--------------------------------------------------------
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
------------------------
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
-------
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Terex Energy Corporation as of September 30, 2014 and as of March 31, 2014, and the results of its operations and its cash flows for the periods then ended in accordance with accounting principles generally accepted in the United States of America.


/s/ BF Borgers CPA PC
Certified Public Accountants
Denver, CO


                                                TEREX ENERGY CORPORATION
                                                     BALANCE SHEET

                                                                                    Consolidated           Balance
                                                                                    Balance Sheet        Sheet March
                                                                                    September 30,         31, 2014
                                                                                        2014
                                                                                   ----------------    ---------------
ASSETS
   Current Assets
Cash and cash equivalents                                                          $     2,607,886      $     165,715
Lease deposits, oil and gas                                                                412,500                  -
Prepaids                                                                                     9,193                  -
                                                                                   ----------------     --------------
   Total current assets                                                                  3,029,579            165,715
                                                                                   ----------------     --------------

   Property and equipment
Oil and gas properties, full cost method of accounting
   Unproved                                                                                886,417             19,564
Furniture and equipment, net of accumulated depreciation and impairment of
   $28,365 and $0, respectively                                                             47,779                  -
                                                                                   ----------------     --------------
   Net property and equipment                                                              934,196             19,564
                                                                                   ----------------     --------------
   Other assets
Goodwill                                                                                   650,372                  -
Deposits and other assets                                                                  111,585                  -
                                                                                   ----------------     --------------
   Total other assets                                                                      761,957                  -
                                                                                   ----------------     --------------

   Total assets                                                                    $     4,725,732      $     185,279
                                                                                   ================     ==============
LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities
Accounts payable and accrued liabilities                                           $       210,762      $      19,695
                                                                                   ----------------     --------------
   Total current liabilities                                                               210,762             19,695
                                                                                   ----------------     --------------
   Total liabilities                                                                       210,762             19,695
                                                                                   ----------------     --------------
Commitments and Contingencies                                                                    -                  -
STOCKHOLDERS' EQUITY
Preferred shares, $10 par value, 25,000,000 shares authorized;                                   -                  -
Common shares, $0.001 par value, 100,000,000 shares authorized;                              7,356              4,190
Additional paid in capital                                                               4,021,270            174,825
Accumulated deficit                                                                       (728,154)           (13,431)
                                                                                   ----------------     --------------
   Stockholders' equity before non-controlling interest                                  3,300,472            165,584
Non-controlling interest                                                                 1,214,498                  -
                                                                                   ----------------     --------------
   Total stockholders' equity                                                            4,514,970            165,584
                                                                                   ----------------     --------------

   Total liabilities and stockholders' equity                                      $     4,725,732      $     185,279
                                                                                   ================     ==============






   The accompanying notes are an integral part of these financial statements.

                                       TEREX ENERGY CORPORATION
                                           INCOME STATEMENT


                                         Consolidated Statement of         Statement of Operations
                                          Operations For the Six           for the Period February
                                        Months Ended September 30,          11, 2014 (Inception)
                                                   2014                    through March 31, 2014
                                        -------------------------------------------------------------

Operating expenses:
   General and administrative expense                       698,076                           13,431
   Asset impairment                                          27,368                                -
   Depreciation                                               1,267                                -
                                        ----------------------------     ----------------------------
         Total operating expenses                           726,711                           13,431
                                        ----------------------------     ----------------------------
Loss from operations                                       (726,711)                         (13,431)
                                        ----------------------------     ----------------------------

Other income
   Interest                                                      11                                -
                                        ----------------------------     ----------------------------
              Total other income                                 11                                -
                                        ----------------------------     ----------------------------
Loss before income taxes                                   (726,700)                         (13,431)
Income taxes                                                      -                                -
                                        ----------------------------     ----------------------------
Net loss
                                                           (726,700)                         (13,431)
Less: net loss attributable to
   non-controlling interest                                  11,977                                -
Net loss attributable to common
   stockholders                         $                  (714,723)     $                   (13,431)
                                        ============================     ============================
Net loss per common share
   Basic and diluted                    $                     (0.14)      $                    (0.00)
                                        ============================     ============================
Weighted average number
   of common shares                                       5,362,708                        3,735,104
                                        ============================     ============================











   The accompanying notes are an integral part of these financial statements.

                                               TEREX ENERGY CORPORATION
                                                 STOCKHOLDERS' EQUITY


               Preferred Shares         Common Shares
                 $10 Par Value         $.001 Par Value       Additional                     Non-           Total
                                                              Paid-in     Accumulated    controlling    Stockholders'
               Shares     Amount     Shares      Amount       Capital      (Deficit)      Interest         Equity
              ---------  ---------  ----------  ----------  -----------  -------------   -----------   --------------
BALANCES,
February 11,
2014                 -   $      -           -   $       -   $        -   $          -    $        -    $          -
              ---------  ---------  ----------  ----------  -----------  -------------   -----------   --------------
   Issuance
   of shares
   for
   services          -          -     560,000         560            -              -             -             560
              ---------  ---------  ----------  ----------  -----------  -------------   -----------   --------------
   Issuance
   of shares
   for
   sevices,
   related
   party             -          -   3,150,000       3,150            -              -             -           3,150
              ---------  ---------  ----------  ----------  -----------  -------------   -----------   --------------
   Sale of
   shares for
   cash at
   $0.001 per
   share             -          -      20,000          20            -              -             -              20
              ---------  ---------  ----------  ----------  -----------  -------------   -----------   --------------
   Sale of
   shares for
   cash at
   $0.001 per
   share,
   related
   party             -          -     285,000         285                                                       285
              ---------  ---------  ----------  ----------  -----------  -------------   -----------   --------------
   Sale of
   shares for
   cash at
   $1.00 per
   share             -          -     175,000         175      174,825              -             -         175,000
              ---------  ---------  ----------  ----------  -----------  -------------   -----------   --------------
   Net loss
   for the
   period            -          -           -           -            -       (13,431)             -         (13,431)
              ---------  ---------  ----------  ----------  -----------  -------------   -----------   --------------
BALANCES,
March 31, 2014       -          -   4,190,000       4,190      174,825       (13,431)             -         165,584
              ---------  ---------  ----------  ----------  -----------  -------------   -----------   --------------

 CONSOLIDATED
 STATEMENT OF
 STOCKHOLDERS'
 EQUITY

   Issuance
   of shares
   for
   services          -          -     425,000         425      424,575              -             -         425,000
              ---------  ---------  ----------  ----------  -----------  -------------   -----------   --------------
   Issuance
   of shares
   for
   property          -          -     575,000         575      574,425              -             -         575,000
              ---------  ---------  ----------  ----------  -----------  -------------   -----------   --------------
   Sale of
   shares for
   cash at
   $1.00 per
   share             -          -   2,165,700       2,166    2,163,534              -             -       2,165,700
              ---------  ---------  ----------  ----------  -----------  -------------   -----------   --------------
   Stock             -
   based
   compensation                 -           -           -        4,852              -             -           4,852
              ---------  ---------  ----------  ----------  -----------  -------------   -----------   --------------
   Acquisition
   of Rancher
   Energy Corp       -          -           -           -    1,905,534              -             -       1,905,534
              ---------  ---------  ----------  ----------  -----------  -------------   -----------   --------------
   Non-controlling
   interest
   relating to
   acquisition
   of Rancher
   Energy Corp       -          -           -           -   (1,226,475)             -     1,226,475               -
              ---------  ---------  ----------  ----------  -----------  -------------   -----------   --------------
   Net loss
   for the
   period            -          -           -           -            -       (714,723)      (11,977)       (726,700)
              ---------  ---------  ----------  ----------  -----------  -------------   -----------   --------------
BALANCES,
September 30,
2014                 -   $      -   7,355,700   $   7,356   $4,021,270   $   (728,154)  $ 1,214,498    $  4,514,970
              ========   =========  ==========  ==========  ===========  =============  ============   =============


   The accompanying notes are an integral part of these financial statements.


                                    TEREX ENERGY CORPORATION
                                     STATEMENT OF CASH FLOWS

                                                  Consolidated Statement of Cash          Statement of Cash Flows
                                                               Flows                          For the Period
                                                     For the Six Months Ended          February 11, 2014 (Inception)
                                                        September 30, 2014                through March 31, 2014
                                                  --------------------------------    --------------------------------

OPERATING ACTIVITIES
   Net loss attributable to common
     stockholders                                 $                     (714,723)     $                      (13,431)
   Adjustments to reconcile net loss to net
     Non-controlling interest                                            (11,977)                                   -
     Depreciation                                                           1,267                                   -
     Impairment of asset                                                   27,368                                   -
     Issuance of shares for services                                      425,000                               3,995
     Equity based compensation                                             10,728                                   -
     Changes in:
       Lease deposits, oil and gas                                      (412,500)                                   -
       Prepaids                                                             6,931                                   -
       Accounts payable and accrued
       liabilities                                                        191,067                              19,695
                                                  --------------------------------    --------------------------------
   Net cash (used in) operating activities                              (476,839)                              10,259
                                                  --------------------------------    --------------------------------
INVESTING ACTIVITIES
     Additions to property and equipment                                (368,267)                            (19,564)
     Acquisition of Rancher Energy Corp,                                1,233,162                                   -
     Additions to other assets                                          (111,585)                                   -
                                                  --------------------------------    --------------------------------
   Net cash provided by investing activities                              753,310                            (19,564)
                                                  --------------------------------    --------------------------------
FINANCING ACTIVITIES
     Sale of common shares                                              2,165,700                             175,020
                                                  --------------------------------    --------------------------------
   Net cash provided by financing activities                            2,165,700                             175,020
                                                  --------------------------------    --------------------------------
NET CHANGE IN CASH                                                                                            165,715
CASH, Beginning                                                           165,715                                   -
                                                  --------------------------------    --------------------------------
CASH, Ending                                      $                     2,607,886     $                       165,715
                                                  --------------------------------    --------------------------------
SUPPLEMENTAL SCHEDULE OF CASH FLOW
INFORMATION:
   Issuance of shares for property                $                       575,000     $                             -
                                                  --------------------------------    --------------------------------
   Interest paid                                  $                             -     $                             -
                                                  ================================    ================================
   Income taxes paid                              $                             -     $                             -
                                                  --------------------------------    --------------------------------



   The accompanying notes are an integral part of these financial statements.

                     TEREX ENERGY CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
                     AND THE PERIOD FROM FEBRUARY 11, 2014
                       (INCEPTION) THROUGH MARCH 31, 2014


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------

NATURE OF OPERATIONS AND ORGANIZATION

Terex Energy Corporation was incorporated in Colorado on February 11, 2014 (the "Company").

On August 19, 2014, the Company entered into a Securities Purchase Agreement with T-Rex Oil Inc. (formerly Rancher Energy Corp) ("T-Rex") in which the Company acquired 129,851,356 shares of T-Rex's restricted common stock for $1,300,000 in cash. Concurrently, two members of the Board of Directors of T-Rex resigned, and two new members of the Board of Directors were appointed who are currently members of the Board of Directors and officers of the Company. As a result of this transaction, the Company is the majority shareholder of T-Rex, owning 52% of the issued and outstanding shares of T-Rex's common stock as well as controlling T-Rex's operations. Prior to this Agreement, the Company owned no shares of T-Rex's 119,862,791 issued and outstanding shares of common stock nor was any member of the Board of Directors or officer of the Company a part of the Board of Directors or management of T-Rex. Although the former president and chief executive officer of T-Rex, owned 4.35% of the Company's issued shares of common stock as of the date of the acquisition. See Note 2 - Significant Acquisitions

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated balance sheet at September 30, 2014 and the consolidated statement of operations and cash flows for the six months ended September 30, 2014 include the accounts of the Company and those of T-Rex from the date of the acquisition. All significant inter-company balances and transactions have been eliminated during consolidation. The accompanying balance sheet at March 31, 2014 and the statement of operations and cash flows for the period February 11, 2014 (inception) through March 31 2014 include only the accounts of the Company.

NON-CONTROLLING INTEREST

The non-controlling interest is related to T-Rex, which is consolidated, but not wholly owned by the Company. At September 30, 2014, the Company owned 52% of the equity interest of T-Rex, and therefore, the non-controlling interest of 48% was $1,214,498.

INCOME TAXES

The Company accounts for income taxes under the liability method as prescribed by ASC authoritative guidance. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to be in effect during the period in which the basis difference reverses. The realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the Company's income tax returns.

The Company has adopted ASC guidance regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. At September 30, 2014 and March 31, 2014 there were no uncertain tax positions that required accrual.

                     TEREX ENERGY CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
                     AND THE PERIOD FROM FEBRUARY 11, 2014
                       (INCEPTION) THROUGH MARCH 31, 2014

BUSINESS COMBINATIONS

The Company accounts for acquisitions in accordance with guidance found in ASC 805, Business Combinations. The guidance, effective January 1, 2009, requires consideration given, including contingent consideration, assets acquired and liabilities assumed to be valued at their fair market values at the acquisition date.

ASC 805 requires that any excess of purchase price over fair value of assets acquired, including identifiable intangibles and liabilities assumed be recognized as goodwill. In accordance with ASC 805, any excess of fair value of acquired net assets, including identifiable intangible assets, over the acquisition consideration results in a bargain purchase gain. Prior to recording a gain, the acquiring entity must reassess whether all acquired assets and assumed liabilities have been identified and recognized and perform re-measurements to verify that the consideration paid, assets acquired and liabilities assumed have been properly valued.

LOSS PER SHARE

Loss per share requires presentation of both basic and diluted loss per common share. Common share equivalents, if used, would consist of any options and would not be included in the weighted average calculation since their effect would be anti-dilutive due to the net losses. At September 30, 2014 and March 31, 2014, the Company had outstanding 400,000 and no options, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the financial statements.

CASH AND CASH EQUIVALENTS

The Company considers all liquid investments purchased with an initial maturity of three months or less to be cash equivalents. Cash and cash equivalents include demand deposits and money market funds carried at cost which approximates fair value. The Company maintains its cash in institutions insured by the Federal Deposit Insurance Corporation ("FDIC"), although such deposits are in excess of the insurance coverage. At September 30, 2014, the Company had $1,857,886 in cash deposits in excess of FDIC insured limits.

OIL AND GAS PRODUCING ACTIVITIES

The Company follows the full cost method of accounting for oil and natural gas operations. Under this method all productive and nonproductive costs incurred in connection with the acquisition, exploration, and development of oil and natural gas reserves are capitalized. No gains or losses are recognized upon the sale or other disposition of oil and natural gas properties except in transactions that would significantly alter the relationship between capitalized costs and proved reserves. Unproved properties with significant acquisition costs are assessed annually on a property-by-property basis and any impairment in value is charged to expense. If the unproved properties are determined to be productive, the related costs are transferred to proved oil and natural gas properties and are depleted. Proceeds from sales of partial interests in unproved leases are accounted for as a recovery of cost without recognizing any gain or loss until all costs have been recovered. The costs of unproved oil and natural gas properties are excluded from the amortizable base until the time that either proven reserves are found or it has been determined that such properties are impaired. As properties become proved, the related costs transfer to proved oil and natural gas properties using full cost accounting. There were unproved capitalized costs of $886,417 and $19,564 not included in the amortization base at September 30, 2014 and March 31, 2014, respectively and the Company did not

                     TEREX ENERGY CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
                     AND THE PERIOD FROM FEBRUARY 11, 2014
                       (INCEPTION) THROUGH MARCH 31, 2014

expense any capitalized costs for the six months ended September 30, 2014 and the period February 11, 2014 (inception) through March 31, 2014.

The Company performs a quarterly "ceiling test" calculation to test its oil and gas properties for possible impairment. The primary components impacting this calculation are commodity prices, reserve quantities added and produced, overall exploration and development costs, depletion expense, and tax effects. If the net capitalized cost of the Company's oil and gas properties subject to amortization (the carrying value) exceeds the ceiling limitation, the excess would be charged to expense. The ceiling limitation is equal to the sum of the present value discounted at 10% of estimated future net cash flows from proved reserves, the cost of properties not being amortized, the lower of cost or estimated fair value of unproved properties included in the costs being amortized, and all related tax effects. At September 30, 2014 and March 31, 2014, there were no oil and gas properties subject to the test, and no impairment was necessary.

PROPERTY AND EQUIPMENT

Management capitalizes additions to property and equipment. Expenditures for repairs and maintenance are charged to expense. Property and equipment are carried at cost. Adjustment of the asset and the related accumulated depreciation accounts are made for property and equipment retirements and disposals, with the resulting gain or loss included in the statement of operations. The Company has not capitalized any internal costs for the six months ended September 30, 2014 and the period February 11, 2014 (inception) through March 31, 2014. Other property and equipment, such as office furniture, equipment and vehicles, are recorded at cost. Costs of renewals and improvements that substantially extend the useful lives of the assets are capitalized. Maintenance and repair costs are expensed when incurred.

DEPRECIATION

For financial reporting purposes, depreciation and amortization of other property and equipment is computed using the straight-line method over the estimated useful lives of assets at acquisition. For income tax reporting purposes, depreciation of other equipment is computed using the straight-line and accelerated methods over the estimated useful lives of assets at acquisition.

Depreciation, depletion and amortization of capitalized acquisition, exploration and development costs are computed on the units-of-production method by individual fields on the basis of the total estimated units of proved reserves as the related proved reserves are produced.

There was no depreciation, depletion and amortization of oil and gas properties for the six months ended September 30, 2014 and the period February 11, 2014 (inception) through March 31, 2014. Other property and equipment for the six months ended September 30, 2014 and the period February 11, 2014 (inception) through March 31, 2014 is $1,267 and $0, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets, as set forth in Topic 360 of the ASC, the Company assesses the recoverability of the carrying value of its non-oil and gas long-lived assets when events occur that indicate an impairment in value may exist. An impairment loss is indicated if the sum of the expected undiscounted future net cash flows is less than the carrying amount of the assets. If this occurs, an impairment loss is recognized for the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. No events occurred during the period February 11, 2014 (inception) through March 31, 2014 that would be indicative of possible impairment. However, during the six months ended September 30, 2014, an event occurred that resulted in an impairment of other property and equipment (the carrying value of a vehicle was less than its cost) in the amount of $27,368.

                     TEREX ENERGY CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
                     AND THE PERIOD FROM FEBRUARY 11, 2014
                       (INCEPTION) THROUGH MARCH 31, 2014

GOODWILL

In accordance with generally accepted accounting principles, goodwill cannot be amortized, however, it must be tested annually for impairment. This impairment test is calculated at the reporting unit level. The goodwill impairment test has two steps. The first identifies potential impairments by comparing the fair value of a reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not impaired and the second step is not necessary. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied goodwill is less than the carrying amount, a write-down is recorded. Management tests goodwill each year for impairment, or when facts or circumstances indicate impairment has occurred. No facts or circumstances were noted during the six months ended September 30, 2014, which would be indicative of possible impairment.

OTHER COMPREHENSIVE LOSS

The Company has no material components of other comprehensive income and accordingly, net loss is equal to comprehensive loss in all periods.

OFF-BALANCE SHEET ARRANGEMENTS

As  part  of  its  ongoing  business,   the  Company  has  not  participated  in
transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (SPEs), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. From its incorporation on February 11, 2014 through September 30, 2014, the Company has not been involved in any unconsolidated SPE transactions.

EQUITY-BASED PAYMENTS

The Company accounts for equity-based payment accruals under authoritative guidance as set forth in Topic 505 of the Codification. The guidance requires all equity-based payments to non-employees to be recognized in the financial statements based on their fair values.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued ASU No. 2014-10, Development Stage Entities (Topic915) - Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation. This standard update is to improve financial reporting by reducing the cost and complexity associated with the incremental reporting requirements for development stage entities, and as a result removes all incremental financial reporting requirements. This standard update also eliminates an exception provided to development stage entities in Topic 810, Consolidation, for determining whether an entity is a variable interest entity on the basis of the amount of the investment equity that is at risk. ASU 2014-10 is effective for annual reporting periods beginning after December 15, 2016, and interim reporting periods beginning after December 15, 2017. Entities are allowed to apply the guidance early for any annual reporting period or interim period for which the entity's financial statements have not yet been issued or made available for issuance. The Company adopted these standards and they did not have a material impact on the Company's consolidated financial statements.

SUBSEQUENT EVENTS

The Company evaluates events and transactions after the balance sheet date but before the financial statements are issued.

                     TEREX ENERGY CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
                     AND THE PERIOD FROM FEBRUARY 11, 2014
                       (INCEPTION) THROUGH MARCH 31, 2014

NOTE 2 - SIGNIFICANT ACQUISITIONS
---------------------------------

On August 19, 2014, the Company entered into a Securities Purchase Agreement with T-Rex Oil Inc. (formerly Rancher Energy Corp) ("T-Rex") in which the Company acquired 129,851,356 shares of T-Rex's restricted common stock for $1,300,000 in cash. As a result of this transaction, the Company is the majority shareholder of T-Rex, owning 52% of the issued and outstanding shares of T-Rex's common stock as well as controlling T-Rex's operations and the Company files its financial statements on a consolidated basis that include the accounts of the T-Rex from the date of the acquisition. The acquisition was accounted for using the acquisition method in accordance with guidance provided in Topic 805 of the Codification.

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed, based on their fair values at August 19, 2014:

Consideration paid                                $  1,300,000
Assets acquired:
   Cash                             $  1,133,162
   Prepaids                               16,122
   Bond deposit                          100,000
                                    -------------
     Total assets acquired             1,249,284
Liabilities assumed                            -
Less non-controlling interest            599,656
                                    -------------
Net assets acquired                                    649,628
                                                  -------------
         Goodwill                                 $    650,372
                                                  -------------


Goodwill associated with the above transaction is not amortizable for income tax purposes.

Subsequent to August 19, 2014, T-Rex had no revenues but expenses totaling $24,952 are included in the consolidated statement of operations for the six months ended September 30, 2014.

NOTE 3 - RELATED PARTY TRANSACTIONS
-----------------------------------

SHARES FOR SERVICES

During the period February 11, 2014 (inception) through March 31, 2014, the Company issued 3,150,000 shares of its common stock to its members of the Board of Directors and officers in exchange for services that were expensed valued at $3,150 or at a fair value of $0.001 per share. Par value was determine to be the value of the services since at the time the Company had no assets and had yet begun operations.

CONSULTING SERVICES

During the six months ended September 30, 2014, the Company paid three of its officers and directors $126,001 in fees of which $48,039 were expensed and $77,962 were capitalized as part of unproved oil and gas properties.

During the period February 11, 2014 (inception) through March 31, 2014, the Company paid three of its officers and directors $24,529 in fees of which $12,465 were expensed and $12,064 were capitalized as part of unproved oil and gas properties.

                     TEREX ENERGY CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
                     AND THE PERIOD FROM FEBRUARY 11, 2014
                       (INCEPTION) THROUGH MARCH 31, 2014

NOTE 4 - STOCKHOLDERS' EQUITY
-----------------------------

PREFERRED SHARES

The Company is authorized to issue 25,000,000 shares of $10 par value preferred stock. At September 30, 2014 and March 31, 2014, the Company has no preferred shares issued and outstanding.

COMMON SHARES

The Company is authorized to issue 100,000,000 shares of $0.001 voting common stock. At September 30, 2014 and March 31, 2014 there were a total of 7,335,700 and 4,190,000 shares of common stock issued and outstanding, respectively.

During the six months ended September 30, 2014, the Company issued 425,000 shares of its common stock to consultants in exchange for services that were expensed valued at $425,000 or $1.00 per share. The Company also issued 575,000 shares of its common stock for property valued at $575,000 or $1.00 per share of which $262,500 is capitalized as an asset under lease deposit and $262,500 is capitalized as an asset under unproved oil and gas properties. In addition and as part of a private placement the Company sold 2,165,700 shares of its common stock for cash in the amount of $2,165,700 or $1.00 per share.

During the period February 11, 2014 (inception) through March 31, 2014, as described in Note 3, the Company issued and sold 3,150,000 and 285,000 shares respectively of its common stock in exchange for services that were expensed and cash to its officers and directors valued at $3,435,000 or $0.001 per share. The Company also issued 560,000 shares of its common stock to consultants for services that were expensed valued at $560 and sold 20,000 shares of its common stock for $20 or $0.001 per share. In addition and as part of a private placement the Company sold 175,000 shares of its common stock for cash in the amount of $175,000.

NOTE 5 - DRILLING COSTS
-----------------------

PARTICIPATION AGREEMENT

On March 1, 2014, the Company entered into a Participation Agreement with Trans-Western Petroleum Ltd., a Wyoming corporation not affiliated with the Company ("TWP"), for the purposes of drilling at least two oil and/or natural gas wells located in the State of Utah in exchange for a 10% working interest (7.7000% net revenue interest) and a 8.333% working interest after completion (6.4166% net revenue interest) in each well. TWP is the operator of the wells. The estimated cost for drilling the two wells is $471,070 of which the Company has paid $327,394 in costs and an additional $143,676 is owed and recorded as a liability at September 30, 2014.

NOTE 6 - EQUITY BASED PAYMENTS
------------------------------

Equity-based awards to non-employees are accounted for under ASC 505 "equity-based payments". ASC 505 requires companies to recognize equity-based payments to non-employees as costs using a fair value method. Under the fair value recognition provisions of ASC 505, equity-based cost is measured at the vesting date based on the fair value of the award and is recognized as a cost over the service period on a straight-line basis. The Company did not recognize a tax benefit from the equity-based payment because it is more likely than not that the related deferred tax assets, which have been reduced by a full valuation allowance, will not be realized.

The Black-Scholes option-pricing model is used to estimate the option fair values. The option-pricing model requires a number of assumptions, of which the most significant are the stock price at the valuation date, the expected stock price volatility, and the expected option term (the amount of time from the vesting date until the options are exercised or expire).

                     TEREX ENERGY CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
                     AND THE PERIOD FROM FEBRUARY 11, 2014
                       (INCEPTION) THROUGH MARCH 31, 2014

The following table summarizes non-qualified stock option activity for the six months ended September 30, 2014.

                                         Number of       Weighted Average
                                          Options         Exercise Price
                                        ------------    --------------------
Outstanding at April 1, 2014                      -     $              -

Vested                                      400,000     $          0.250

Exercised                                         -     $              -

Cancelled                                         -     $              -

Outstanding at September 30, 2014           400,000     $          0.250

Exercisable at September 30, 2014           400,000     $          0.250

The following table summarizes information for the outstanding and vested non-qualified stock options at September 30, 2014:

                                                         Options
                                                 -------------------------
Number of shares                                                  400,000
Weighted average remaining contractual life                          3.00
Weighted average exercise price                  $                   0.25
Aggregate intrinsic value                        $                344,488

                     TEREX ENERGY CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
                     AND THE PERIOD FROM FEBRUARY 11, 2014
                       (INCEPTION) THROUGH MARCH 31, 2014

NOTE 7- INCOME TAXES
--------------------

The Company assessed the likelihood of utilization of the deferred tax asset, in light of the recent losses. As a result of this review, the deferred tax asset of $247,000 has been fully reserved at September 30, 2014. At September 30, 2014, the Company has incurred net operating losses for income tax purposes of approximately $13,000.Such losses may be carried forward and are scheduled to expire in the year 2034, if not utilized, and may be subject to certain limitations as provided by the Internal Revenue Code.

The effective income tax rate at September 30, 2014 differs from the U.S Federal statutory income tax rate due to the following:

Federal statutory income rate              $         218,000
State income tax, net of federal benefit              29,000
Change in valuation allowance                      (247,000)
                                           ------------------
                                                           -
                                           ==================

The components of the deferred tax assets and liabilities at September 30, 2014 are as follows:

 Long-term deferred tax assets:
   Federal net operating loss         $         247,000
Long-term deferred tax liabilities:            (247,000)
                                      -------------------

Net long-term deferred tax assets     $             -
                                      ===================

NOTE 8 - COMMITMENTS AND CONTINGENCIES
--------------------------------------

OPERATING LEASES

The Company leases an office space in Colorado at the rate of $4,572 per month and the lease expires in August 2017. Total rent expense under this lease was $5,572 for the six months ended September 30, 2014.

The following is a schedule of minimum future rental annual payments under the operating lease for the stated fiscal year ends:

                                Amount
                              -----------
                  3/31/15     $   15,500
                  3/31/16         31,904
                  3/31/17         33.454
                  3/31/18         11,367
                              -----------
                              $   92,225
                              ===========

EMPLOYMENT AGREEMENTS

The Company entered into a three year employment agreement effective August 4, 2014 with its Chief Executive Officer and President that includes compensation of a base salary of $204,000 per year under certain terms and conditions including an auto allowance of $600 per month.

                     TEREX ENERGY CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
                     AND THE PERIOD FROM FEBRUARY 11, 2014
                       (INCEPTION) THROUGH MARCH 31, 2014

NOTE 9 - SUBSEQUENT EVENTS
--------------------------

No material subsequent events occurred through the date of the report.

                                     AMENDED
                         T-REX OIL, INC. AND SUBSIDIARY

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

T-Rex Oil Inc., a public reporting company without any business or operating activities acquired 100% of the stock of Terex Energy Corporation, a private operating company after agreeing to exchange 7,385,700 shares with the Terex Energy Corporation shareholders. Therefore, the unaudited pro forma condensed combined financial statements as of September 30, 2014, for the six months ended September 30, 2014 and for the year ended March 31, 2014 have been prepared based on certain pro forma adjustments to: (i) the historical financial statements of T-Rex Oil Inc. set forth in T-Rex Oil Inc.'s Annual Report on Form 10-K for the year ended March 31, 2014 and Quarterly Report on Form 10-Q for the six-month period ended September 30, 2014; and (ii) The historical financial statements of Terex Energy Corporation derived from audited financial statements as of and for the six months ended September 30, 2014 and for the period February 11, 2014 (inception) through March 31, 2014. The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes and with the historical financial statements and adjustments related thereto.

The unaudited pro forma condensed combined balance sheet has been prepared as if the stock split and Acquisition had occurred as of September 30, 2014 and the unaudited pro forma condensed combined statements of operations have been prepared as if the stock split and the Acquisition had occurred as of April 1, 2013.

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the transaction been completed during the periods presented.

This attached revised Pro Forma financial information reflects the following changes to the original Pro Forma financial information:

1. The original Pro Forma financial information reflected the transaction between T-Rex Oil, Inc. and Terex Energy Corporation as an Acquition whereas the transaction was consummated as a Stock for Stock exchange.
2. The attached revised Pro Forma financial information includes the direct costs associated with the transaction in the amount of $76,138.
3. The attached revised Pro Forma financial information appropriately reflects the transaction under ASC 805 and therefore reports the amount of Goodwill.


UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF SEPTEMBER 30, 2014

                                                                 Historical
                                                    ------------------------------------
                                                     Terex Energy                            Pro forma                Pro forma
                                                     Corporation       T-Rex Oil Inc.       Adjustments     Notes      Combined
                                                    ---------------   ------------------   ---------------  ------  ---------------

ASSETS
Current Assets
    Cash                                            $  2,607,886      $    2,421,016       $  (2,421,016)      1    $   2,607,886
    Lease deposits, oil and gas                          412,500                   -                   -                  412,500
    Prepaid expenses                                       9,193               9,193              (9,193)      1            9,193
                                                    ---------------   ------------------   ---------------          ---------------
Total Current Assets                                   3,029,579           2,430,209          (2,430,209)               3,029,579

Oil and Gas Properties-using full cost method
    Unproven oil and gas properties                      886,417                   -                   -                  886,417
Equipment, net                                            47,779                   -                   -                   47,779
Investment in subsidiary, T-Rex Oil Inc.                       -                   -           1,287,025       1                -
                                                                                              (1,287,025)      4
Goodwill                                                 650,372                   -            (650,372)    1, 1B        213,900
                                                                                                 213,900
Deposits and other assets                                111,585             100,000            (100,000)      1          111,585
                                                    ---------------   ------------------   ---------------          ---------------
Total Assets                                        $  4,725,732      $    2,530,209       $  (2,966,681)           $   4,289,260
                                                    ===============   ==================   ===============          ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Total Current Liabilities                           $    210,762      $            -       $           -            $     210,762
                                                    ---------------   ------------------   ---------------          ---------------
Total Liabilities                                        210,762                   -                   -                  210,762
                                                    ---------------   ------------------   ---------------          ---------------

Shareholders' Equity:
    Preferred stock, par value of $0.001                       -                   -                   -                        -
    Common stock, par value of $0.001                      7,356               2,498              (6,643)      3            7,728
                                                                                                   7,015       3
                                                                                                  (2,498)      4
    Additional paid-in capital                         4,021,270          94,520,061            (679,058)      1        4,798,924
                                                                                                   6,643       3
                                                                                                  (7,015)      3
                                                                                             (91,778,450)      4
                                                                                                   2,498       4
                                                                                              (1,287,025)      4
    Accumulated deficit                                 (728,154)        (91,992,350)         91,992,350       4         (728,154)
                                                    ---------------   ------------------   ---------------          ---------------
                                                       3,300,472           2,530,209          (1,752,183)               4,078,498
     Non-controlling interest                          1,214,498                   -          (1,214,498)      1                -
                                                    ---------------   ------------------   ---------------          ---------------
    Total stockholders' equity                         4,514,970           2,530,209          (2,966,681)               4,078,498
                                                    ---------------   ------------------   ---------------          ---------------
Total Liabilities and Shareholders' Equity          $  4,725,732      $    2,530,209       $  (2,966,681)           $   4,289,260
                                                    ===============   ==================   ===============          ===============


                 See accompanying notes to unaudited pro forma
                  condensed consolidated financial information.


UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2014

                                                                     Historical
                                                             ----------------------------
                                                                Terex                                                   Pro
                                                                Energy        T-Rex Oil       Pro forma                 forma
                                                             Corporation        Inc.         Adjustments      Notes     Combined
                                                             -------------   ------------    -------------    ------    ----------

Revenue
    Oil and gas revenue                                      $          -    $         -     $          -               $       -
                                                             -------------   ------------    -------------              ----------
  Total Revenue                                                         -              -                -                       -
                                                             -------------   ------------    -------------              ----------

Costs and Expenses
    General and administrative expense                             13,431        733,788           76,138       2         823,357
    Depreciation, depletion, amortization and accretion                 -         33,264          (33,264)      5               -
                                                             -------------   ------------    -------------              ----------
  Total Costs and Expenses                                         13,431        767,052           42,874                 823,357
                                                             -------------   ------------    -------------              ----------

Operating Loss
                                                                  (13,431)      (767,052)         (42,874)               (823,357)
                                                             -------------   ------------    -------------              ----------

Other Income
    Interest income                                                     -          2,913                -                   2,913
                                                             -------------   ------------    -------------              ----------
  Total Other Income                                                    -          2,913                -                   2,913
                                                             -------------   ------------    -------------              ----------

Net Loss
                                                             $    (13,431)   $  (764,139)    $     42,874               $(820,444)
                                                             =============   ============    =============              ==========

Net Loss per Common Share - Basic and Diluted                $      (0.00)        $(0.01)             N/A       8       $   (0.11)
                                                             =============   ============    =============              ==========

Weighted Average Number of Shares Outstanding -
 Basic and Diluted                                              3,735,104    119,862,791     (115,869,730)      8       7,728,165
                                                             =============   ============    =============              ==========

                 See accompanying notes to unaudited pro forma condensed consolidated financial information.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

                                                                       Historical
                                                               --------------------------
                                                                  Terex
                                                                  Energy      T-Rex Oil     Pro forma              Pro forma
                                                               Corporation      Inc.       Adjustments   Notes      Combined
                                                               ------------- ------------  ------------- --------  -----------

Revenue
    Oil and gas revenue                                        $          -  $         -   $          -            $         -
                                                               ------------- ------------  -------------           -----------
  Total Revenue                                                           -            -              -                      -
                                                               ------------- ------------  -------------           -----------

Costs and Expenses
    General and administrative expense                              698,076      355,206         76,138     2        1,129,420
    Asset impairment                                                 27,368            -              -                 27,368
    Depreciation, depletion, amortization and accretion               1,267       12,502        (12,502)    5            1,267
                                                               ------------- ------------  -------------           -----------
  Total Costs and Expenses
                                                                    726,711      367,708         63,636              1,158,055
                                                               ------------- ------------  -------------           -----------

Operating Loss
                                                                   (726,711)    (367,708)       (63,636)            (1,158,055)
                                                               ------------- ------------  -------------           -----------

Other Income (Expense)
    Interest income                                                      11          477              -                    488
    Loss on disposition of assets                                         -      (93,071)        93,071     5                -
                                                               ------------- ------------  -------------           -----------
  Total Other Income (Expense)                                           11      (92,594)        93,071                    488
                                                               ------------- ------------  -------------           -----------

      Net loss attributable to non-controlling interest              11,977            -        (11,977)    1                -
                                                               ------------- ------------  -------------           -----------

Net Loss
                                                               $  (714,723)  $  (460,302)  $     17,458            $(1,157,567)
                                                               ============= ============  =============           ===========

Net Loss per Common Share - Basic and Diluted                  $     (0.13)  $     (0.00)           N/A     8      $     (1.15)
                                                               ============= ============  =============           ===========

Weighted Average Number of Shares Outstanding -
 Basic and Diluted                                                5,362,708  152,503,023   (156,855,033)    8        1,010,698
                                                               ============= ============  =============           ===========

                 See accompanying notes to unaudited pro forma condensed consolidated financial information.

NOTE 1:
-------

This pro forma adjustment reflects the elimination of Terex Energy Corporation reporting its historical investment in T-Rex Oil Inc. as of September 30, 2014 on a consolidated basis method of accounting under ASC 810 since the pro forma condensed combined financial statements assumes that Terex Energy Corporation and T-Rex Oil Inc. as of September 30, 2014 will have completed a capital transaction, rather than a business combination whereby Terex Energy Corporation will be the acquirer and T-Rex Oil Inc. will be the acquired company. Also, the consolidation is the result of Terex Energy Corporation having acquired control of T-Rex Oil Inc. as of August 19, 2014.


                                                                As of
                                                            September 30,
                                                                2014
                                                           ----------------

Elimination of Consolidated Basis of Accounting -
 Terex Energy Corporation
     Cash                                                  $   (2,421,016)
     Prepaid expenses                                              (9,193)
     Deposits and other assets                                   (100,000)
     Investment in subsidiary, T-Rex Oil Inc.                    1,287,025
     Goodwill                                                    (650,372)
     Additional paid-in capital                                    679,058
     Non-controlling interest                                    1,214,498
                                                           ----------------
                                                           $             -
                                                           ================


                                                             For the Six
                                                            Months Ended
                                                            September 30,
                                                                2014
                                                           ----------------
     Net loss attributable to non-controlling interest     $       (11,977)
                                                           ================

NOTE 1(A):
----------

In accordance with the accounting treatment of the Acquisition as a reverse acquisition, the fair value of the outstanding equity of the accounting acquiree immediately prior to the Acquisition is used to calculate the purchase price of the net assets by the combined company. The purchase price is allocated to the fair value of the acquired company's assets and liabilities on the date of the Acquisition, with any remainder assigned to goodwill. Pursuant to ASC 805, when the fair value of the identifiable assets exceeds the fair value of the purchase price, a Gain on Bargain Purchase is recognized.

The pro forma unaudited balance sheet as of August 19, 2014 reflects the allocation of the preliminary estimated purchase price of approximately $1.6M which is the expected estimated fair value of T-Rex Oil Inc.'s common stock, adjusted for the stock-split, on the assumed date of the Acquisition, August 19, 2014.

The expected estimated fair value of T-Rex Oil Inc.'s common stock reflects the total shares outstanding on the date of the Acquisition, adjusted for the stock split, and the closing share price of $2.30 on the date of the Acquisition, as adjusted for the stock-split.

The pro forma adjustment represents the estimated Gain on Bargain Purchase realized as a result of the Acquisition. The Gain on Bargain Purchase adjustment represents the excess of the fair value of the tangible and intangible assets acquired less liabilities assumed over the purchase price.

The final purchase price allocation will depend significantly on T-Rex Oil Inc.'s future share price and the final estimate of the fair value of the intangible assets acquired, and consequently, might significantly differ from the values presented in these pro forma statements.

Preliminary Purchase Price Allocation
                                                              As of
                                                         August 19, 2014
                                                      ---------------------
Current assets, net of current liabilities            $          2,405,257
Property, plant and equipment                                            -
Deposits and other assets                                          100,000
                                                      ---------------------
Total identifiable assets                             $          2,505,257
                                                      ---------------------

Total fair value of T-Rex Oil Inc. common
 stock as of August 19, 2014                          $          1,641,621
                                                      ---------------------

Goodwill                                                                 -
Gain on Bargain Purchase                                           863,636

NOTE 1(B):
----------

In accordance with the accounting treatment of the Acquisition as a reverse acquisition, the fair value of the outstanding equity of the accounting acquiree immediately prior to the Acquisition is used to calculate the purchase price of the net assets by the combined company. The purchase price is allocated to the fair value of the acquired company's assets and liabilities on the date of the Acquisition, with any remainder assigned to goodwill. Pursuant to ASC 805, when the fair value of the identifiable assets exceeds the fair value of the purchase price, a Gain on Bargain Purchase is recognized.

The pro forma unaudited balance sheet as of September 30, 2014 presented above reflects the allocation of the preliminary estimated purchase price of approximately $ which is the expected estimated fair value of T-Rex's common stock, adjusted for the stock-split, on the assumed date of the Acquisition, September 30, 2014.

The expected estimated fair value of T-Rex's common stock reflects the total shares outstanding on the date of the Acquisition, adjusted for the stock split, and the closing share price of $.01 on the date of the Acquisition, as adjusted for the stock-split.

The pro forma adjustment represents the estimated Gain on Bargain Purchase realized as a result of the Acquisition. The Gain on Bargain Purchase adjustment represents the excess of the fair value of the tangible and intangible assets acquired less liabilities assumed over the purchase price.

The final purchase price allocation will depend significantly on T-Rex's future share price and the final estimate of the fair value of the intangible assets acquired, and consequently, might significantly differ from the values presented in these pro forma statements.

Preliminary Purchase Price Allocation
                                                             As of
                                                       September 30, 2014
                                                    -----------------------
Current assets, net of current liabilities          $            2,430,209
Property, plant and equipment                                            -
Deposits and other assets                                          100,000
                                                    -----------------------
Total identifiable assets                           $            2,530,209
                                                    -----------------------

Total fair value of T-Rex Oil Inc. common stock
 as of September 30, 2014                           $            2,744,109
                                                    -----------------------

Goodwill                                                           213,900
Gain on Bargain Purchase                                                 -


NOTE 2:
-------

Direct costs associated with the Acquisition.

   Professional Fees of legal, accounting and share services           $ 76,138
                                                                       ========

NOTE 3:
-------

This pro forma adjustment presents the effect on the common stock and preferred stock, at par, of the combined company that reflects T-Rex Oil Inc. as the legal acquirer and Terex Energy Corporation as the legal acquiree in the Acquisition. As a result, the common stock and preferred stock share number are adjusted to include the shares issued to the shareholders of Terex Energy Corporation on the date of the Acquisition. The following illustrates the shares outstanding after the Acquisition:

                                                                     AS OF
                                                              SEPTEMBER 30, 2014
                                                              ------------------
T-Rex Oil Inc. shareholders,
 excluding ownership by Terex Energy Corporation                    119,862,791

Effect of Stock Split at 350:1                                          342,465

T-Rex Oil Inc. Post-Split Shares Issued
 to Terex Energy Corporation                                            371,003

T-Rex Oil Inc. Post-Split Shares assumed to be
 surrendered by Terex Energy Corporation at the
 date of the Acquisition                                               (371,003)

T-Rex Oil Inc. Shares assumed to be issued to former
 Terex Energy Corporation Shareholders upon the Acquisition           7,385,700
                                                              ------------------

Total common stock outstanding, pursuant to Acquisition,
 post stock-split                                                     7,728,165
                                                              ==================

Par value of common stock                                     $           0.001

Common stock, at par                                          $           7,728
                                                              ==================

                                                                     AS OF
                                                              SEPTEMBER 30, 2014
                                                              ------------------

COMMON STOCK

Terex Energy Corporation common stock                         $           7,356

Recapitalization of par value as a result of change
 in par value to $.001 per share and the stock split
 of 350:1                                                                (6,643)

T-Rex Oil Inc. par value of shares assumed to be issued
 to former Terex Energy Corporation Shareholders upon
 the Acquisition                                                          7,015
                                                              ------------------
Pro Forma Combined common stock                               $           7,728
                                                              ==================

NOTE 4:
-------

This pro forma adjustment presents the effect of capital transaction accounting on common stock, additional paid-in capital and accumulated deficit of the combined company that reflect Terex Energy Corporation as the accounting acquirer and T-Rex Oil Inc. as the accounting acquiree in the Acquisition.


ADDITIONAL PAID IN CAPITAL                                 AS OF
                                                        SEPTEMBER 30,
                                                            2014
                                                        -------------

Terex Energy Corporation additional paid in capital     $ 4,021,270

Eliminate paid-in capital reported by Terex Energy
 Corporation as a result of the consolidation of
 T-Rex Oil Inc.                                            (679,058)  Note 1

Fair value of T-Rex Oil Inc.'s net assets as of the
 assumed date of the Acquisition, September 30, 2014      2,744,107   Note 1B

Less value of T-Rex Oil Inc. common stock owned by
 Terex Energy Corporation as of September 30, 2014       (1,287,025)  Note 1

Recapitalization of Terex Energy Corporation as a
 result of change in par value to $.001 par value
 & stock split of 350:1                                       6,643   Note 4

T-Rex Oil Inc. adjustment to par value of shares
 assumed to be issued to former Terex Energy
 Corporation Shareholders upon the Acquisition               (7,015)

                                                        -------------
Pro forma Combined additional paid-in capital           $ 4,798,922
                                                        =============


ACCUMULATED DEFICIT                                        AS OF
                                                        SEPTEMBER 30,
                                                            2014
                                                        -------------
Pro forma Combined accumulated deficit                  $  (728,154)
                                                        =============


NOTE 5:
-------

This pro forma adjustment represents the write-off of a software program, purchased by T-Rex Oil Inc. in 2007 and customized for T-Rex Oil Inc., to meet the specific operating needs of T-Rex Oil Inc. As this software was customized for T-Rex Oil Inc. and its operations, the combined entity will not realize any benefit from the software, and the asset is deemed written off as of the assumed dates of the Acquisition.

NOTE 6:
-------

The post-combination pro forma equity will reflect T-Rex Oil Inc. Common Stock and T-Rex Oil Inc. Preferred Stock, including Common Stock issued to Terex Energy Corporation as T-Rex Oil Inc. is the legal acquirer. Shares used to calculate the unaudited pro forma basic and diluted loss per share were computed by adding the shares assumed to be issued upon the Acquisition, adjusted for the reverse stock-split, to the weighted average number of shares outstanding of T-Rex Oil Inc., adjusted for the stock-split, for the year ended March 31, 2014 and the six months ended September 30, 2014, respectively. For the year ended March 31, 2014 and the six months ended September 30, 2014, potentially dilutive securities consist of in-the-money outstanding options and warrants to purchase T-Rex Oil Inc.'s common stock and were excluded from the calculations of diluted earnings per share because their inclusion would have been anti-dilutive to the combined entity's net losses.

BASIC AND DILUTED NET LOSS PER SHARE

                                                               FOR THE YEAR
                                                                   ENDED
                                                               MARCH 31, 2014
                                                               --------------
Net Loss                                                       $    (820,444)

T-Rex Oil Inc. shares of Common Stock Outstanding at
 the end of the period by original T-Rex Oil Inc.
 Shareholders, Pre-Stock Split                                   119,862,791
                                                               ==============

T-Rex Oil Inc. shares of Common Stock Outstanding at
 the end of the period by original T-Rex Oil Inc.
 Shareholders, Pre-stock split                                       342,465

T-Rex Oil Inc. Post-Split Shares Issued to Terex
 Energy Corporation                                                  371,003

T-Rex Oil Inc. Post-Split Shares assumed to be
 surrendered by Terex Energy Corporation at the
 date of the Acquisition                                            (371,003)

T-Rex Oil Inc. Shares assumed to be issued to
 former Terex Energy Corporation Shareholders
 upon the Acquisition                                              7,385,700
                                                               --------------

Total T-Rex Oil Inc. Shares assumed to be issued
 to all Shareholders at completion of the Acquisition              7,728,165
                                                               ==============

Pro forma Weighted Average Shares Outstanding for the
 year ended March 31, 2014                                         7,728,165
                                                               ==============

Basic and diluted net loss per share                           $       (0.11)
                                                               ==============


                                                           FOR THE SIX MONTHS
                                                                  ENDED
                                                           SEPTEMBER 30, 2014
                                                           -------------------
Net Loss                                                   $      (1,157,567)

T-Rex Oil Inc. shares of Common Stock Outstanding
 at the end of the period by original T-Rex Oil Inc.
 Shareholders, Pre-Stock Split                                   119,862,791
                                                           ===================

T-Rex Oil Inc. shares of Common Stock Outstanding at
 the end of the period by original T-Rex Oil Inc.
 Shareholders, Pre-stock Split                                       342,465

T-Rex Oil Inc. Post-Split Shares Issued to Terex
 Energy Corporation                                                  371,003

T-Rex Oil Inc. Post-Split Shares assumed to be
 surrendered by Terex Energy Corporation at the
 date of the Acquisition                                            (371,003)

T-Rex Oil Inc. Shares assumed to be issued to
 former Terex Energy Corporation Shareholders
 upon the Acquisition                                              7,385,700
                                                           -------------------

Total T-Rex Oil Inc. Shares assumed to be issued
 to all Shareholders at completion of the Merger                   7,728,165
                                                           ===================

Pro forma Weighted Average Shares Outstanding for
 the six months ended September 30, 2014                           1,010,698
                                                           ===================

Basic and diluted net loss per share                       $           (1.15)
                                                           ===================

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   T-REX OIL, INC.


                                   By:/s/ Donald Walford
                                     ------------------------------------------
                                            Donald Walford
                                            Chief Executive Officer




Date: March 12, 2015